SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. )*

                    Under the Securities Exchange Act of 1934

                               ITC^DeltaCom, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45031T 10 4
                                 (CUSIP Number)

                     H. T. Arthur, Senior Vice President and
                                General Counsel
                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29218
                                  (803)217-8547
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 29, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format should include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031T 10 4

1)       Names of Reporting Persons

                  SCANA Corporation

         S.S. or I.R.S. Identification Nos. of Above Persons

                  57-0784499

2)                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) / /
                  (b)      /  /

3)       SEC Use Only_______________________________________________

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6)       Citizenship or Place of Organization

         Number of       (7)     Sole Voting Power                   -0-
         Shares Bene-
         ficially
         Owned by        (8)     Shared Voting Power               3,681,712
         Each Report-
         ing Person      (9)     Sole Dispositive Power                -0-
         With
                         (10) Shared Dispositive Power             3,681,712

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,681,712 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13)      Percent of Class Represented by Amount in Row (11):  7.7%

14)               Type of Reporting Person (See Instructions)

                  CO, HC

CUSIP No. 45031T 10 4

1)       Names of Reporting Persons

                  SCANA Communications, Inc.

         S.S. or I.R.S. Identification Nos. of Above Persons

                  57-0784501

2)                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) / /
                  (b)      /  /

3)       SEC Use Only_______________________________________________

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6)       Citizenship or Place of Organization

         Number of       (7)      Sole Voting Power                -0-
         Shares Bene-
         ficially
         Owned by        (8)     Shared Voting Power             3,681,712
         Each Report-
         ing Person      (9)      Sole Dispositive Power            -0-
         With
                        (10) Shared Dispositive Power            3,681,712

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,681,712 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13)      Percent of Class Represented by Amount in Row (11): 7.7%

14)               Type of Reporting Person (See Instructions)

                  CO, HC

CUSIP No. 45031T 10 4

1)       Names of Reporting Persons

                  SCANA Communications Holdings, Inc.

         S.S. or I.R.S. Identification Nos. of Above Persons

                  51-0394908

2)                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) / /
                  (b)      /  /

3)       SEC Use Only_______________________________________________

4)       Source of Funds (See Instructions)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6)       Citizenship or Place of Organization

         Number of      (7)   Sole Voting Power                    -0-
         Shares Bene-
         ficially
         Owned by       (8)   Shared Voting Power               3,681,712
         Each Report-
         ing Person     (9)   Sole Dispositive Power               -0-
         With
                       (10)   Shared Dispositive Power          3,681,712

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,681,712 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13)      Percent of Class Represented by Amount in Row (11):  7.7%

14)               Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of ITC^DeltaCom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1791 O.G. Skinner Drive, West Point,
Georgia 31833.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         The undersigned hereby file this statement on Schedule 13D on behalf of SCANA Corporation, a South Carolina corporation ("SCANA"), SCANA Communications, Inc., a South Carolina corporation ("SCH"), and SCANA Communications Holdings, Inc., a Delaware corporation ("SCHI") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

         SCANA is a registered holding company under the Public Utility Holding Company Act of 1936, as amended, and its principal business address is 1426 Main Street, Columbia, South Carolina 29201. Each of SCH and SCHI is a holding company whose principal business is to hold investments in telecommunications companies. SCH's principal business address is 1426 Main Street, Columbia, South Carolina 29201, and SCHI's principal business address is 300 Delaware Avenue, Suite 510, Wilmington, DE 19801.

         The current executive officers of SCANA are William B. Timmerman, Chairman of the Board, President and Chief Executive Officer; Kevin B. Marsh, Senior Vice President and Chief Financial Officer; H. Thomas Arthur, Senior Vice President, General Counsel and Assistant Secretary; Sarena D. Burch, Deputy General Counsel and Assistant Secretary; James E. Swan, IV, Controller; Mark R. Cannon, Risk Management Officer; Jimmy E. Addison, Vice President-Finance; George J. Bullwinkel, Jr., President-South Carolina Pipeline Corporation and President-SCANA Communications, Inc.; Neville O. Lorick, President-South Carolina Electric & Gas Company; Stephen A. Byrne, Senior Vice President-Nuclear Operations-South Carolina Electric and Gas Company and Senior Vice President-Nuclear Operations-SCANA Services, Inc.; Charles B. McFadden, Vice President-Governmental Affairs and Economic Development-SCANA Services, Inc.; and Duane C. Harris, Senior Vice President-Human Resources-SCANA Services, Inc. The principal occupations of the aforementioned officers are to act as such officers and as officers of certain of the subsidiaries of SCANA.

         The current executive officers of SCH are Mr. Timmerman, Chairman of the Board and Chief Executive Officer, George J. Bullwinkel, President and Chief Operating Officer, Mr. Marsh, Senior Vice President and Chief Financial Officer, Mr. Arthur, Senior Vice President, General Counsel and Assistant Secretary, and Mr. Swan, Controller. The directors of SCH are the same persons as the directors of SCANA.

     The current executive officers of SCHI are Mr. Timmerman, Chairman of the Board and Chief Executive Officer; Mr. Marsh, Senior Vice President and Chief Financial Officer; Mr. Arthur, General Counsel and Assistant Secretary; and Mr. Swan, Controller. The directors of SCHI are Mr. Timmerman, Mr. Bennett and Peter
J. Winnington. Mr. Timmerman and Mr. Bennett are also directors of SCANA.

         The directors of SCANA, SCH and SCHI, in addition to Mr. Timmerman, who is listed above as an executive officer, are listed below along with their business addresses and principal occupations (Mr. Winnington is a director only of SCHI):

Name and Business or
Residence Address                           Principal Occupation

Bill L. Amick                               Chief Executive Officer,
PO Box 2309                                 Amick Farms, Inc., PO Box
Batesburg-Leesville, SC 29070               2309, Batesburg-Leesville, SC
                                            29070 (vertically integrated
                                            broiler operations)

James A. Bennett                            Banker, First Citizens
1225 Main St.                               Bank, 1230 Main St.,
Columbia, SC 29201                          Columbia, SC 29201 (South
                                            Carolina state-chartered bank)

William B. Bookhart, Jr.                    Partner, Bookhart Farms, Box
Box 140180 Sunset Dr.                       Box 140180 Sunset Dr.,
Elloree, SC 29047                           Elloree, SC 29047 (general
                                            farming business)

William C. Burkhardt                                 Retired
3100 NE 48 St. Apt. 109
Lighthouse Point, FL 33064

Elaine T. Freeman                          Executive Director, ETV
401 E. Kennedy St., Ste. B-1               Endowment of South Carolina,
Spartanburg, SC 29302                      Inc., 401 E. Kennedy St.,
                                           Ste. B-1,
                                           Spartanburg, SC 29302
                                           (nonprofit organization)

D. Maybank Hagood                           President and Chief Executive
PO Box 20040                                Officer, William M. Bird and
Charleston, SC 29413                        Company, Inc., PO Box 20040,
                                            Charleston, SC 29413 (wholesale
                                            distributor of floor covering
                                            materials)

W. Hayne Hipp                               Chief Executive Officer,
PO Box 502                                  The Liberty Corporation, 135
Greenville, SC 29602                        S. Main St., Greenville, SC
                                            29601 (broadcasting holding
                                            company)

Lynne M. Miller                             Chief Executive Officer,
19111 Freedom Dr.                           Environmental Strategies
Reston, VA 20190                            Corporation, 19111 Freedom
                                            Dr., Reston, VA 20190
                                            (environmental consulting and
                                            engineering firm)

Maceo K. Sloan                              Chairman and Chief Executive
103 W. Main St.                             Officer, Sloan Financial Group,
Durham, NC 27701                            Inc., 103 W. Main St.,
                                            Durham, NC 27701 (financial
                                            services holding company)

Harold C. Stowe                             President, Canal Holdings,
PO Box 260001                               LLC, PO Box 260001, Conway, SC
Conway, SC 29528                            29528 (forest products industry
                                            company)

G. Smedes York                              President, York Properties,
PO Box 10007                                Inc., PO Box 10007, Raleigh,
Raleigh, NC 27605                           NC 27605 (commercial and
                                            residential real estate
                                            company)

Peter J. Winnington                         Director of Corporate Services;
PO Box 2105                                 Belfint Lyons & Shuman, PO Box
Wilmington, DE 19899                        2105, Wilmington, DE 19899
                                            (certified public accountants)

         During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the executive officers and directors of SCANA, SCH and SCHI are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
         --------------------------------------------------

         On October 17, 2002 the United States Bankruptcy Court for the District of Delaware entered an order confirming the Issuer's First Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as further revised (the "Plan and Order"). The Plan and Order is incorporated herein as Exhibit B hereto by reference to Exhibit 1 to the Amendment No. 2 to Form 8-A filed by the Issuer with the Securities and Exchange Commission on October 29, 2002, and any description thereof is qualified in its entirety by reference thereto. The Plan and Order became effective on October 29, 2002 (the "Effective Date"). Pursuant to the Plan and Order, (i) the Issuer's then-outstanding Common Stock was canceled on the Effective Date and each of the holders thereof received its proportionate share of 355,500 shares of Common Stock issued by the Issuer on the Effective Date and (ii) the Issuer's then-outstanding preferred stock was canceled on the Effective Date and each of the holders thereof received its proportionate share of 144,500 shares of Common Stock issued by the Issuer on the Effective Date.

         In addition, pursuant to a stock purchase agreement (the "Purchase Agreement") that was entered into by SCANA and the Issuer as an integral part of the Plan and Order and subsequently amended and assigned from SCANA to SCHI, on the Effective Date SCHI purchased, for an aggregate purchase price of $14,907,700, 149,077 shares of the Issuer's 8% Series A Convertible Redeemable Preferred Stock (the "Shares") and 506,861 warrants to purchase shares of Common Stock at an initial exercise price of $5.114 per share (the "Warrants"). In addition, SCHI received 500,000 shares of Common Stock in consideration for its commitment to purchase the Shares and the Warrants. The Purchase Agreement is incorporated herein as Exhibit C by reference to the "Purchase Agreement - SCANA Corporation" section of Exhibit 3 to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2002, and the amendment to the Purchase Agreement is attached hereto as Exhibit D. The warrants are subject to the terms of a warrant agreement that is attached hereto as Exhibit E. The funds used by SCHI to purchase the Shares and the Warrants were contributed to SCHI from SCANA's funds available for investment.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

         As described in Item 3 above, the shares of Common Stock beneficially owned by the Reporting Persons were acquired by SCHI on the Effective Date pursuant to the terms of the Plan and Order or the Purchase Agreement. All of the shares beneficially owned by the executive officers and directors listed in
Item 2 hereof were received by them on the Effective Date pursuant to the terms of the Plan and Order on account of their ownership of Common Stock immediately before the Effective Date.

         Except as set forth in this Item 4, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed in Item 2 hereof, has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons and the persons listed in Item 2 hereof may at any time change their present intention with respect to any or all of the matters referred to in this Item 4, and the Reporting Persons and the persons listed in Item 2 hereof intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons and the persons listed in Item 2 hereof, and/or other persons affiliated with them, may acquire additional securities of the Issuer, or sell some or all of their securities of the Issuer, on the open market or in privately negotiated transactions. In addition, based on such review and/or discussions with management of the Issuer and/or the Issuer's Board of Directors and/or other persons, the Reporting Persons or the persons listed in Item 2 hereof may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, a possible acquisition or restructuring of, or a business combination involving, the Issuer. The Reporting Persons or the persons listed in Item 2 hereof may also formulate plans or proposals for, and may from time to time explore, or make formal proposals relating to, other transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) Each of the Reporting Persons beneficially owns 3,681,713 shares of Common Stock, or 7.7% of the class (based on a total of 44,750,000 shares of Common Stock issued and outstanding as of the Effective Date), consisting of (i) 27,606 shares received on the Effective Date pursuant to the Plan and Order on account of the Reporting Persons' ownership of Common Stock immediately before the Effective Date, (ii) 38,404 shares of Common Stock received on the Effective Date pursuant to the Plan and Order on account of the Reporting Persons' ownership of the Issuer's preferred stock immediately before the Effective Date,
(iii) 2,608,841 shares issuable upon conversion of the Shares, (iv) 500,000 shares issued to SCHI in consideration for its commitment to purchase the Shares and the Warrants and (v) 506,862 shares issuable upon exercise of the Warrants. SCHI is the record owner of all of the foregoing shares and the Warrants, and SCH and SCANA's beneficial ownership is attributed to them by virtue of SCH's being the sole shareholder of SCHI and SCANA's being the sole shareholder of SCH.

                  The following table presents the number of shares of Common Stock and the percentage of class beneficially owned by each of the Reporting Persons and each of the directors and executive officers of the Reporting Persons.

                                                              Percent of
Name                                          Number            Class(1)
----                                          ------          -----------

SCANA Corporation                           3,681,713             7.7%
SCANA Communications, Inc.                  3,681,713             7.7%
SCANA Communications Holdings, Inc.         3,681,713             7.7%
Bill L. Amick                                       0             0.0%
James A. Bennett                                    5               *
William B. Bookhart, Jr.                            0             0.0%
William C. Burkhardt                                0             0.0%
Elaine T. Freeman                                   1               *
D. Maybank Hagood                                   0             0.0%
W. Hayne Hipp                                       0             0.0%
Lynne M. Miller                                     0             0.0%
Maceo K. Sloan                                      0             0.0%
Harold C. Stowe                                    14               *
G. Smedes York                                      0             0.0%
William B. Timmerman                               11               *
Kevin B. Marsh                                     11               *
H. Thomas Arthur                                    0             0.0%
Sarena D. Burch                                     0             0.0%
Charles B. McFadden                                20               *
James E. Swan, IV                                   0             0.0%
Mark R. Cannon                                      0             0.0%
Jimmy E. Addison                                    5               *
George J. Bullwinkel, Jr.                          22                *
Neville O. Lorick                                   0             0.0%
Stephen A. Byrne                                    0             0.0%
Duane C. Harris                                     0             0.0%
Peter J. Winnington                                 0             0.0%
-------------------------

(1)Assumes the conversion of the Shares and the exercise of the Warrants. *Less than one percent.

         The following table presents the beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons and the directors and executive officers of the Reporting Persons on the basis of whether such persons have sole or shared power to vote and dispose of such shares:

                                      Sole Power to Vote    Shared Power to
                                       Vote and Dispose     Vote and Dispose

SCANA Corporation                            0                  3,681,713
SCANA Communications, Inc.                   0                  3,681,713
SCANA Communications Holdings, Inc.          0                  3,681,713
James A. Bennett                             5                          0
Elaine T. Freeman                            1                          0
Harold C. Stowe                             14                          0
William B. Timmerman                        11                          0
Kevin B. Marsh                              11                          0
Charles B. McFadden                         20                          0
Jimmy E. Addison                             5                          0
George J. Bullwinkel, Jr.                   22                          0



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ----------------------------------------------------------------------


         The Issuer, SCHI, and the other persons who purchased shares of the Issuer's 8% Series A Convertible Redeemable Preferred Stock ("Series A Preferred") on the Effective Date entered into a registration rights agreement on the Effective Date which gives the holders of Series A Preferred certain demand, piggy-back, and shelf registration rights. The registration rights agreement is attached hereto as Exhibit F.

         The Issuer's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation")gives the holders of the Issuer's 8% Series A Convertible Redeemable Preferred Stock ("Series A Preferred") certain rights to elect up to two directors of the Issuer. The Certificate of Incorporation is incorporated herein as Exhibit G hereto by reference to Exhibit 2 to the Amendment No. 2 to Form 8-A filed by the Issuer with the Securities and Exchange Commission on October 29, 2002, and any description thereof is qualified in its entirety by reference thereto. In connection with SCHI's purchase of the Shares, the Issuer has undertaken, for so long as (1) SCANA or any of its subsidiaries is a holder of Series A Preferred and (2) the holders of Series A Preferred are entitled to elect at least one director to serve on the Issuer's board of directors pursuant to Section 7.2(a) of the certificate of designation for the Series A Preferred, to give SCHI, in connection with any annual meeting at which the Issuer's stockholders will be entitled to vote for the election of directors, with at least 30 days notice prior to the last date on which holders of Series A Preferred would be entitled to nominate an individual for election to the Issuer's board of directors at such annual meeting in accordance with the Issuer's bylaws. The Issuer's undertaking is attached hereto as Exhibit H.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A - Group Agreement (filed herewith)

          Exhibit B - Findings of Fact, Conclusions of Law and Order Confirming the Plan of Reorganization of ITC^DeltaCom, Inc., dated October 17, 2002 (including ITC^DeltaCom, Inc. First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, As Further Revised, dated October 15,
     2002) (incorporated by reference to Exhibit 1 to the Amendment No. 2 to Form 8-A filed by the Issuer with the Securities and Exchange Commission on October 29, 2002)

          Exhibit C - Purchase Agreement dated as of August 22, 2002 by and between ITC^DeltaCom, Inc. and SCANA Corporation (incorporated by reference to the "Purchase Agreement - SCANA Corporation" section of Exhibit 3 to
     Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on August 28, 2002)

          Exhibit D - Amendment No. 1 to Purchase Agreement, dated as of October 29, 2002 by and among ITC^DeltaCom, Inc., SCANA Corporation, and SCANA Communications Holdings, Inc. (filed herewith)

          Exhibit E - Warrant Agreement (filed herewith)

          Exhibit F - Registration Rights Agreement (filed herewith)

          Exhibit G - Issuer's Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2 to the Amendment No. 2 to Form 8-A filed by the Issuer with the Securities and Exchange Commission on October 29, 2002)

          Exhibit H - Letter Agreement re Notice of Shareholder Meetings (filed herewith)

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2002

SCANA CORPORATION


By:      s/James E. Swan, IV
         ----------------------------------------------------

         James E. Swan, IV
         -----------------------------------------------------

Its:     Controller
         -----------------------------------------------------



SCANA COMMUNICATIONS, INC.



By:  s/George J. Bullwinkel
     ----------------------------------------------------------

     George J. Bullwinkel

Its: President




SCANA COMMUNICATIONS HOLDINGS, INC.



By:      s/Peter Winnington
         -----------------------------------------------------

         Peter Winnington

Its:     Assistant Secretary and Assistant Treasurer

                                                                 Exhibit A


                              AGREEMENT REQUIRED BY
                                  RULE 13d-1(f)


         Each of the undersigned agrees that this Schedule 13D is being filed on behalf of each of them.


SCANA CORPORATION


By:
      --------------------------------------------------------

         James E. Swan, IV
         -----------------------------------------------------

Its:  Controller
      --------------------------------------------------------


Date: November 8, 2002



SCANA COMMUNICATIONS, INC.


By:
     ------------------------------------------------------------------

     George J. Bullwinkel

Its:     President
     ------------------------------------------------------------------



Date: November 8, 2002



SCANA COMMUNICATIONS HOLDINGS, INC.



By:
    -------------------------------------------------------------------

    Peter Winnington

Its:     Assistant Secretary and Assistant Treasurer



Date: November 8, 2002

                                                                EXHIBIT D

                                 AMENDMENT NO. 1
                                       TO
                               PURCHASE AGREEMENT

     THIS AMENDMENT NO. 1 TO PURCHASE AGREEMENT, dated as of October 29, 2002 (this "Amendment"), is made by and among ITC^DeltaCom, Inc., a Delaware corporation (the "Company"), SCANA Corporation, a South Carolina corporation (the "SCANA Corporation"), and SCANA Communications Holdings, Inc., a Delaware corporation ("SCANA Communications").


         WHEREAS, the parties to this Amendment wish to amend the Purchase Agreement, dated as of August 22, 2002, between the Company and the Purchaser (the "Agreement") upon the terms and subject to the conditions set forth in this Amendment; and

         WHEREAS, SCANA Corporation wishes to assign, and SCANA Communications wishes to assume, all of SCANA Corporation's rights, obligations and liabilities under the Agreement pursuant to, and in accordance with, Section 7.6 thereof;

         NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth in this Amendment, the parties hereto agree as follows:

                  1. Defined Terms; Definitions. Capitalized terms that are used but not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.

                  2. Effective Time of Amendment. This Amendment and the terms and provisions hereof shall become effective immediately preceding the Closing.

                  3. Assignment by SCANA Corporation. (a) Pursuant to, and in accordance with, Section 7.6 of the Agreement: (i) SCANA Corporation hereby assigns, and SCANA Communications hereby assumes, all of SCANA Corporation's rights, obligations and liabilities under the Agreement, as amended by this Amendment; (ii) such assignment shall not relieve SCANA Corporation of its obligations and liabilities under the Agreement, as amended this Amendment;
(iii) SCANA Communications is hereby deemed to have made all of the representations and warranties of the Purchaser set forth in the Agreement, other than the representation and warranty set forth in Section 3.8(b) thereof; and (iv) from and after the effective date of this Amendment, all references to the Purchaser in the Agreement, as amended by this Amendment, shall be to SCANA Communications, unless the context otherwise requires.

                           (b) SCANA Corporation and SCANA Communications hereby
represent and warrant to the Company that: (i)
SCANA Communications is a direct or indirect wholly owned subsidiary of SCANA Corporation; and (ii) the consummation of the purchase of the Securities under the Agreement, as amended by this Amendment, shall not subject the Company to more extensive or burdensome regulation under PUHCA than the consummation of the purchase of the Securities by SCANA Corporation.

                  4. Amendment to Section 1.1(d). Section 1.1(d) of the Agreement is hereby amended by deleting the text thereof in its entirety and substituting in lieu thereof the following:

                           The Preferred Shares and Warrants shall be issued at the Closing in the ratio of one share of Series A Preferred Stock to 3.40 Warrants.

                  5. Amendment of Section 3.5. Section 3.5 of the greement is hereby amended by deleting the last sentence thereof.
                           ------------------------

                  6. Amendment of Section 7.5. Section 7.5 of the Agreement is hereby amended by deleting paragraph (c) thereof.
                           ------------------------

                  7. Amendment of Table of Defined Terms. The Table of Defined Terms is hereby amended by deleting therefrom the reference to "Separation Date."

                  8. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors and permitted assigns. The Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment in accordance with Section 2 hereof.

                  9. Restatement of Agreement. The terms and provisions of this Amendment may be incorporated into an amended and restated version of the Agreement that restates, but does not further amend, the Agreement as amended by this Amendment.

                  10. Counterparts. This Amendment may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts taken together shall constitute one and the same Amendment.

                  11. Governing Law. This Amendment shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.


                          ITC^DELTACOM, INC.

                          By: s/
                             --------------------------------------------------
                          Name:
                               ------------------------------------------------
                          Title:
                                 --------------------------------------

                          SCANA CORPORATION

                          By: s/
                                  ------------------------------------------
                          Name:
                                  -----------------------------------------
                          Title:
                                   --------------------------------------


                          SCANA COMMUNICATIONS HOLDINGS, INC.

                          By: s/
                             --------------------------------------------------
                          Name:
                              ------------------------------------------------
                          Title:
                               --------------------------------------

                                                              EXHIBIT E




                               ITC/\DELTACOM, INC.

                                       and

                          MELLON INVESTOR SERVICES LLC

                                       as

                                  WARRANT AGENT

                   ------------------------------------------


                                WARRANT AGREEMENT

                          Dated as of October 29, 2002

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----


W I T N E S S E T H: .....................................................  1

SECTION 1.   APPOINTMENT OF WARRANT AGENT  ...............................  1

SECTION 2.   ISSUANCE OF WARRANTS; WARRANT CERTIFICATES ..................  2

      2.1    Form and Dating .............................................  2

      2.2    Execution ...................................................  3

      2.3    Warrant Registrar ...........................................  3

      2.4    Holder Lists ................................................  4

SECTION 3.   TERMS OF WARRANTS; EXERCISE OF WARRANTS .....................  4

SECTION 4.   PAYMENT OF TAXES ............................................  7

SECTION 5.   RESERVATION OF WARRANT SHARES ...............................  8

SECTION 6.   OBTAINING STOCK EXCHANGE LISTINGS  ..........................  8

SECTION 7.   ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT
             SHARES ISSUABLE .............................................  8

SECTION 8.   FRACTIONAL INTERESTS ........................................ 19

SECTION 9.   WARRANT AGENT ............................................... 19

      9.1    Duties and Obligations; Limitations of Liability ............ 19

      9.2    Merger, Consolidation or Change of Name of Warrant Agent .... 25

      9.3    Change of Warrant Agent ..................................... 26

SECTION 10.  TRANSFER; REPLACEMENT; CANCELLATION ......................... 27

      10.1   Transfer .................................................... 27

      10.2   Replacement Warrants ........................................ 32

      10.3   Temporary Warrants .......................................... 32

      10.4   Cancellation ................................................ 33

SECTION 11.  NOTICES TO COMPANY AND WARRANT AGENT ........................ 33

SECTION 12.  SUPPLEMENTS AND AMENDMENTS  ................................. 35

SECTION 13.  SUCCESSORS .................................................. 36

SECTION 14.  TERMINATION ................................................. 36

SECTION 15.  CERTAIN DEFINITIONS ......................................... 36

SECTION 16.  WARRANT HOLDER NOT DEEMED A STOCKHOLDER ..................... 42

SECTION 17.  GOVERNING LAW ............................................... 42

SECTION 18.  BENEFITS OF THIS AGREEMENT .................................. 42

SECTION 19. COUNTERPARTS ................................................  43

EXHIBIT A

FORM OF WARRANT CERTIFICATE ............................................. A-1

Form of Election to Purchase............................................. A-8

Schedule of Exchanges of Interests in Global Warrant..................... A-9

EXHIBIT B

FORM OF INVESTMENT LETTER FOR EXERCISE................................... B-1

EXHIBIT C

FORM OF INVESTMENT LETTER FOR TRANSFER................................... C-I

                                WARRANT AGREEMENT

         This Warrant Agreement, dated as of October 29, 2002 (this "Warrant Agreement" or "Agreement"), is between ITC^DeltaCom, Inc., a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company, as warrant agent (the "Warrant Agent"). Unless elsewhere defined herein, capitalized terms used herein shall have the meaning given to them in Section 15.

                                                         W I T N E S S E T H:

         WHEREAS, in connection with and under a plan of reorganization confirmed pursuant to chapter 11 of title 11 of the United States Code, as amended, the Company proposes to issue and deliver shares of the 8% Series A

         Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company (the "Series A Preferred Stock") and 1,020,000 warrants (each, a "Warrant") to purchase an equal number of shares, subject to adjustment in accordance with Section 7 (the "Warrant Shares"), of the Common Stock, par value $.01 per share, of the Company (the "Common Stock"); and

         WHEREAS, the Company wishes the Warrant Agent to act as Warrant Agent on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance of the Warrants and the other matters provided herein;

         NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. APPOINTMENT OF WARRANT AGENT.

         The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the express terms and conditions set forth hereinafter in this Agreement, and the Warrant Agent hereby accepts such appointment.

SECTION 2. ISSUANCE OF WARRANTS; WARRANT CERTIFICATES.

         2.1 Form and Dating.

                  (a) The Warrants shall be represented by certificates substantially in the form of Exhibit A hereto (the "Warrant Certificates"). The Warrant Certificates may have notations, legends or endorsements required by law, stock market or stock exchange rule or usage (none of which shall affect the rights, duties or obligations of the Warrant Agent as set forth in this Agreement). Each Warrant Certificate shall be dated the date of the countersignature by the Warrant Agent. The terms and provisions contained in the Warrant Certificates shall constitute, and are hereby expressly made, a part of this Warrant Agreement. The Company and the Warrant Agent, by their execution and delivery of this Warrant Agreement, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Warrant Certificate conflicts with the express provisions of this Warrant Agreement, the provisions of this Warrant Agreement shall govern and be controlling.

                  (b) Warrants may be issued in global form and shall include the Global Warrant Legend set forth in Exhibit A hereto and the "Schedule of Exchanges of Interests in Global Warrant" attached thereto. Warrants may also be issued in definitive form but without the Global Warrant Legend and without the "Schedule of Exchanges of Interests in Global Warrant" (the "Definitive Warrants"). Each Global Warrant shall represent such of the outstanding Warrants as shall be specified therein and each Global Warrant shall provide that it shall represent the number of outstanding Warrants from time to time endorsed thereon and that the number of outstanding Warrants represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions or other adjustments pursuant to Section 7. Any endorsement of a Global Warrant to reflect the amount of any increase or decrease in the number of outstanding Warrants represented thereby shall be made by the

Warrant Agent (upon specific written instruction from the Company) in accordance with instructions given by the Holder thereof as required by Section 10.

         2.2 Execution.

                  An Officer of the Company shall sign each Warrant Certificate on behalf of the Company by manual or facsimile signature. If the Officer of the Company whose signature is on a Warrant no longer holds that office at the time a Warrant Certificate is countersigned, such Warrant shall nevertheless be valid. A Warrant shall not be valid until countersigned by the manual or facsimile signature of the Warrant Agent. The signature of the Warrant Agent shall be conclusive evidence that the Warrant has been properly issued under this Warrant Agreement. Upon its receipt of (i) a written order of the Company containing specific instructions signed by an Officer (a "Warrant Countersignature Order"), (ii) a shareholder list (if necessary) and (iii) all other relevant information which the Warrant Agent may request, the Warrant Agent shall countersign Warrant Certificates for original issue up to the number of Warrants stated in the preamble hereto. The Warrant Agent may appoint an agent acceptable to the Company to countersign Warrants. Such an agent may countersign Warrants whenever the Warrant Agent may do so. Each reference in this Warrant Agreement to a countersignature by the Warrant Agent includes a countersignature by such agent. Such an agent has the same rights as the Warrant Agent to deal with the Company or an Affiliate of the Company.

         2.3 Warrant Registrar.

                  The Company shall maintain an office or agency where Warrants may be presented for registration of transfer or for exchange (the "Warrant Registrar"). The Warrant Registrar shall keep a register of the Warrants and of their transfer and exchange. The Company may appoint one or more co-Warrant Registrars. The term "Warrant Registrar" includes any co-Warrant Registrar. The Company may change any Warrant Registrar without notice to any

Holder. The Company shall notify the Warrant Agent in writing of the name and address of any agent (including any Warrant Registrar) that is not a party to this Warrant Agreement. If the Company fails to appoint or maintain another entity as the Warrant Registrar, the Warrant Agent shall act as the Warrant Registrar. The Company or any of its subsidiaries may act as Warrant Registrar. The Company initially appoints the Warrant Agent to act as the Warrant Registrar with respect to the Global Warrants and The Depository Trust Company ("DTC") to act as Depositary with respect to the Global Warrants.

         2.4 Holder Lists.

                  The Warrant Agent shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. The Company shall promptly furnish to the Warrant Agent, at such times as the Warrant Agent may request in writing, a list, in such form and as of such date as the Warrant Agent may reasonably require, of the names and addresses of the Holders.

SECTION 3. TERMS OF WARRANTS; EXERCISE OF WARRANTS.

         (a) Subject to the terms of this Agreement, each Holder shall have the right, which may be exercised at any time and from time to time during the period commencing on the date of issuance of the Warrants and ending immediately prior to 5:00 p.m., New York City time, on October 29, 2007 (the "Exercise Period"), to receive from the Company the number of fully paid and non-assessable Warrant Shares which the Holder may at the time be entitled to receive upon exercise of such Warrants upon payment of $5.114 per share of Common Stock, as adjusted from time to time in accordance with Section 7 (the "Exercise Price"), in cash, by wire transfer or by certified or official bank check payable to the order of the Company; provided that Holders holding Warrants shall be able to exercise their Warrants only in accordance with the procedures set forth in this Agreement and the Warrant Certificate and only if
(i) a registration
statement relating to the exercise of the Warrants and issuance of the Warrant Shares upon such exercise is then effective under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) the exercise of such Warrants and the issuance of the Warrant Shares upon such exercise is exempt from the registration requirements of the Securities Act and such Warrant Shares are qualified for sale or exempt from registration or qualification under the applicable securities laws of the states in which the various Holders of the Warrants or other Persons to whom it is proposed that such Warrant Shares be issued upon exercise of the Warrants reside. Each Warrant not exercised prior to 5:00 p.m., New York City time, on October 29, 2007 (the "Expiration Date") shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. No adjustments as to dividends shall be made upon exercise of the Warrants.

         (b) In order to exercise all or any of the Warrants, the Holder thereof must deliver to the Warrant Agent at its office set forth in Section 11 (i) the Warrant Certificate (in the case of Definitive Warrants), (ii) the form of election to purchase on the reverse thereof duly and properly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and (iii) payment to the Warrant Agent for the account of the Company of the Exercise Price for the number of Warrant Shares in respect of which such Warrants are then exercised, as provided in Section 3(a).

         (c) If, at the time of the surrender of a beneficial interest in any Restricted Global Warrant or a Restricted Definitive Warrant in connection with any exercise of such Warrant, such exercise and the issuance of the Warrant Shares issuable upon such exercise shall not be registered under the Securities Act, it shall be a condition to such exercise and the issuance of such Warrant Shares that (i) the Holder of such Warrant furnish to the Company an investment letter substantially in the form of Exhibit B hereto and (ii) the Holder or each other Person to whom it is proposed that such Warrant Shares be issued qualify as an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act. The Company may waive compliance with such condition, in whole or in part, in its sole discretion.

         (d) Subject to the provisions of Section 10, upon specific written instruction from the Company, the Warrant Agent shall deliver or cause to be delivered with all reasonable dispatch, in such name or names as the Holder may designate in writing, a certificate or certificates for the number of whole Warrant Shares issuable upon exercise of the Warrants delivered by the Holder for exercise. Such certificate or certificates shall be deemed to have been issued and any Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price.

         (e) The Warrants shall be exercisable, at the election of the Holders thereof, either in full or from time to time in part, provided that Warrants may not be exercised by any Holder for an amount less than 100 Warrant Shares unless such Holder only owns, in the aggregate, such lesser amount. If fewer than all the Warrants represented by a Warrant Certificate are exercised, such Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company and delivered to the Warrant Agent and, upon written notice thereof from the Company, the Warrant Agent shall countersign the new Warrant Certificate, registered in such name or names as may be directed in writing by the Holder, and shall deliver the new

Warrant Certificate to the Person or Persons entitled to receive such new Warrant Certificate (as specified in writing by the Company).

         (f) All Warrant Certificates surrendered upon exercise of Warrants shall be cancelled by the Warrant Agent. Such cancelled Warrant Certificates shall then be disposed of by the Warrant Agent in its customary manner. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

         (g) The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the Holders during normal business hours at its office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may reasonably request.

SECTION 4. PAYMENT OF TAXES.

         The Company shall pay any and all taxes and governmental charges attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided that the Company shall not be required to pay any tax or charge which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company and the Warrant Agent shall not be required to issue or deliver such Warrant Certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or charge or shall have established to the satisfaction of the Company and the Warrant Agent that such tax or charge has been paid.

SECTION 5. RESERVATION OF WARRANT SHARES.

         The Company shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock and/or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants.

SECTION 6. OBTAINING STOCK EXCHANGE LISTINGS.

         For so long as the Warrant Shares are outstanding, the Company shall use reasonable efforts to have the Warrant Shares quoted on the National Market System of NASDAQ (the "NMS"), or listed on a national securities exchange or quoted on a national automated quotation system other than the NMS, on which the Common Stock is then quoted or listed.

SECTION 7. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES ISSUABLE.

         During the Exercise Period, the Exercise Price and the number of the Warrant Shares shall be subject to adjustment from time to time as provided in this Section 7. In the event that any adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up to the nearest whole cent.

         (a) Except as otherwise provided in Section 7(c), if and whenever during the period beginning on the Issue Date and ending at the close of business on the second anniversary of the Issue Date the Company issues or sells, or in accordance with Section 7(b) is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share (calculated as set forth in Section 7(b)) less than the Exercise Price in effect on the date of issuance or sale (or deemed issuance or sale) of such Common Stock (a "Dilutive Issuance"), then immediately upon such Dilutive Issuance, the Exercise Price shall be reduced to a price determined by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance by a fraction, (i) the numerator of which is an amount equal to the sum of (x) the total number of shares of Common Stock Deemed Outstanding immediately prior to such Dilutive Issuance, plus (y) the quotient of the aggregate consideration, calculated as set forth in Section 7(b), received or receivable by the Company upon such Dilutive Issuance divided by the then applicable Exercise Price in effect immediately prior to such Dilutive Issuance, and (ii) the denominator of which is the total number of shares of Common Stock Deemed Outstanding immediately after such Dilutive Issuance.

                  (b) For purposes of determining the adjusted Exercise Price pursuant to Section 7(a), the following provisions shall be applicable:

                  (i) If the Company in any manner issues or grants any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Common Stock, or other securities convertible into or exchangeable for Common Stock ("Convertible Securities") (such warrants, rights and options to purchase Common Stock or Convertible Securities are hereinafter referred to as "Options"), and the price per share for which Common Stock is issuable upon the exercise of such Options is less than the then applicable Exercise Price in effect on the date of issuance or grant of such Options, then the maximum total number of shares of Common Stock issuable upon the exercise of all such Options shall, as of the date of the issuance or grant of such Options, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. For purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon the exercise of such Options" is determined by dividing

         (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or grant of all such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options, plus, in the case of Convertible Securities issuable upon the exercise of such Options, the minimum aggregate amount of additional consideration payable upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (y) the maximum total number of shares of Common Stock issuable upon the exercise of all such Options (assuming full conversion of Convertible Securities, if applicable). No further adjustment to the Exercise Price shall be made upon the actual issuance of such Common Stock upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon exercise of such Options.

                  (ii) If the Company in any manner issues or sells any Convertible Securities, whether or not immediately convertible (other than where such Convertible Securities are issuable upon the exercise of Options for which an adjustment of the applicable Exercise Price is made pursuant to Section 7(b)(i)) and the price per share for which Common Stock is issuable upon such conversion or exchange is less than the then applicable Exercise Price in effect on the date of issuance of such Convertible Securities, then the maximum total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities shall, as of the date of the issuance of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. For the purposes of the preceding sentence, the "price per share for which Common Stock is issuable upon such conversion or exchange" is determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (y) the maximum total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Exercise Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Exercise Price had been or are to be made pursuant to other provisions of this Section 7(b), no further adjustment of the Exercise Price shall be made by reason of such issuance or sale.

                  (iii) If there is a change at any time in (A) the aggregate amount of additional consideration payable to the Company upon the exercise of any Options; (B) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of any Convertible Securities; or (C) the rate at which any Options or any Convertible Securities are exercisable for or convertible into or exchangeable for Common Stock (other than under or by reason of provisions in such Options or Convertible Securities designed to protect against dilution), the Exercise Price in effect at the time of such change shall be readjusted to the Exercise Price which would have been in effect at such time if such Options or Convertible Securities still outstanding had provided for such changed additional consideration or changed rate, as the case may be, at the time such Options or Convertible Securities were initially granted, issued or sold.

                  (iv) If, in any case, the total number of shares of Common Stock issuable upon exercise of any Option or upon conversion or exchange of any Convertible Securities is not, in fact, issued and the rights to exercise such Option or to convert or exchange such Convertible Securities shall have expired or terminated, the Exercise Price then in effect shall be readjusted to the Exercise Price which would have been in effect at the time of such expiration or termination if such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination (other than in respect of the actual number of shares of Common Stock issued upon exercise, conversion or exchange thereof), had never been issued.

                  (v) If any Common Stock, Options or Convertible Securities are issued, granted or sold for cash, the consideration received therefor for purposes of this Section 7(b) shall be the amount received by the Company therefor before deduction of commissions, underwriting discounts or allowances or other expenses paid or incurred by the Company in connection with such issuance, grant or sale. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration. If any Common Stock, Options or Convertible Securities are issued in connection with any acquisition, merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity which is attributable to such Common

         Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash shall be determined in good faith by the Board of Directors whose determination, in the absence of manifest error, shall be final and binding upon the Company, the Warrant Agent and the Holders of the Warrants.

                  (c) No adjustment of the Exercise Price shall be made pursuant to Section 7(a) or 7(b) upon the issuance, sale, grant, exercise, conversion, exchange, reclassification, redemption or other retirement of any of the following securities on or after the Issue Date:

                           (i) the Reorganization Common Stock;

                           (ii) the Series A Preferred Stock, including any Series A Preferred Stock issued as payment of dividends on outstanding Series A Preferred Stock, or any shares of Common Stock or other securities issuable or payable upon conversion of the Series A Preferred Stock;

                           (iii) any shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on the Series A Preferred Stock, or any shares of Common Stock or other securities issuable or payable upon exercise of any such Options or upon conversion or exchange of any such Convertible Securities;

                           (iv) the Warrants or any shares of Common Stock or other securities issuable or payable upon exercise of the Warrants;

                           (v) any shares of Common Stock, Options or Convertible Securities issued or issuable under (A) the Existing Benefit Plan as in effect on the Issue Date or (B) the Existing Benefit Plan as amended after the Issue Date and any Benefit Plan which becomes effective after the Issue Date, provided that any such amendment to the Existing Benefit Plan or the effectiveness of any such Benefit Plan is approved by the Board of

         Directors or by the compensation committee or comparable committee of the Board of Directors (in either case with the affirmative vote or consent of the Series A Directors, if any, whether or not serving on any such committee), or any shares of Common Stock issuable or payable upon exercise of any such Options or upon conversion or exchange of any such Convertible Securities;

                           (vi) any shares of Common Stock issued or deemed to have been issued in a transaction for which an adjustment of the Exercise Price is required pursuant to Section 7(d); or

                           (vii) any transaction referred to in Section 7(e); or

                           (viii) any shares of Common Stock, Options or Convertible Securities issued in connection with the acquisition of all or part of another business or company, whether by merger, consolidation or otherwise, which is approved by the Board of Directors or by an authorized committee of the Board of Directors (in either case with the affirmative vote or consent of the Series A Directors, if any, whether or not serving on any such committee), or any shares of Common Stock issuable or payable upon exercise of any such Options or upon conversion or exchange of any such Convertible Securities.

                  (d) If the Company:

                           (i) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

                           (ii) subdivides its outstanding shares of Common Stock into a greater number of shares;

                           (iii) combines its outstanding shares of Common Stock into a smaller number of shares;

                           (iv) makes a distribution on its Common Stock in shares of its Capital Stock other than Common Stock; or

                           (v) issues by reclassification of its Common Stock any shares of its Capital Stock;

then the Exercise Price in effect immediately prior to such action shall be proportionately adjusted so that the Holder of any Warrant exercised after such action shall receive the aggregate number and kind of shares of Capital Stock of the Company which such Holder would have been entitled to receive immediately following such action if such Warrant had been exercised immediately prior to such action. Such adjustment shall become effective immediately after the record date for the applicable action in the case of a dividend or distribution referred to in clause (i) or (iv) above and immediately after the effective date of the applicable action in the case of a subdivision, combination or reclassification referred to in clause (ii), (iii) or (v) above. If, after any such adjustment, the Holder of any Warrant upon exercise thereof shall be entitled to receive shares of two or more classes of Capital Stock of the Company, the Company shall determine the allocation of the adjusted Exercise Price among such classes of Capital Stock and shall give written notice thereof to the Warrant Agent. After such allocation, the exercise privilege and the Exercise Price of the Warrants with respect to each such class of Capital Stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Section 7. An adjustment required pursuant to this Section 7(d) shall be made successively whenever any action listed above shall occur.

                  (e) If the Company at any time pays a dividend in property (other than cash) or securities to all holders of the Common Stock, other than in a transaction referred to in Section 7(d), then, after the date of record for determining stockholders entitled to such dividend, each

Holder of Warrants shall be entitled, upon exercise thereof for the purchase of any or all of the Warrant Shares subject thereto, to receive the amount of such property (other than cash) or securities which would have been payable to such Holder if such Holder had been the Holder, on the record date for the determination of stockholders entitled to such dividend, of such Warrant Shares purchased upon such exercise.

                  (f) If an adjustment of the Exercise Price pursuant to Section 7(a), 7(b) or 7(d) shall become effective after the record date for the applicable Exercise Price Adjustment Event, the Company may elect to defer, until after the occurrence of such Exercise Price Adjustment Event, (i) issuance to the Holder of any Warrants exercised after such record date and before the occurrence of such Exercise Price Adjustment Event the additional shares of Common Stock issuable upon such exercise in excess of the number of shares issuable on the basis of the Exercise Price in effect immediately prior to such record date and (ii) payment to such Holder of any amount in cash in lieu of a fractional share of Common Stock. The Company shall give written notice of any such election to the Warrant Agent.

                  (g) After the occurrence of any Exercise Price Adjustment Event requiring adjustment of the Exercise Price, the Company shall give prompt written notice thereof to the Holders of the Warrants and to the Warrant Agent. Such notice shall state the Exercise Price and any change in the number of Warrant Shares issuable upon exercise of the Warrants resulting from such Exercise Price Adjustment Event and shall set forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such calculation shall be certified by an Officer of the Company. Notice of any Exercise Price Adjustment Event resulting in an adjustment of the Exercise Price shall be deemed given to the Holders of Warrants (but not to the Warrant Agent)
(i) by the Company's inclusion of the information set forth above in the Company's next quarterly or annual report filed with the Securities and Exchange Commission, provided, that if such Exercise Price Adjustment Event occurs within 20 Business Days before the date on which such report must be timely filed by the Company, such information may be included in the next quarterly or annual report required to be so filed by the Company after such report, or (ii) at the option of the Company, by the Company's mailing to such Holders of a written notice containing such information set forth above not later than 30 Business Days following such Exercise Price Adjustment Event.

                  (h) Anything in this Section 7 to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment of the Exercise Price unless and until the net effect of one or more adjustments required hereunder (each of which shall be carried forward until counted toward adjustment), determined as provided therein, shall have resulted in a change of the Exercise Price by at least 1%, and when the cumulative net effect of more than one adjustment so determined shall be to change the Exercise Price by at least 1%, such change of the Exercise Price shall thereupon be given effect.

                  (i) Upon the occurrence of a Fundamental Change, there shall be no adjustment of the Exercise Price and each Warrant then outstanding, without the consent of any Holder of Warrants, shall become exercisable only into the kind and amount of shares of Capital Stock or other securities (of the Company or another issuer), cash or other property receivable upon such Fundamental Change by a holder of the number of shares of Common Stock into which such Warrants could have been exercised immediately prior to the effective date of such Fundamental Change, assuming such holder of Common Stock failed to exercise the holder's rights of election, if any, as to the kind of amount of Capital Stock or other securities, cash or other property receivable upon such Fundamental Change, provided that, if such Fundamental

Change solely provides for cash payments to holders of Common Stock at a price that is not greater than the current Exercise Price, a Holder of Warrants shall not have any right to receive such consideration and its Warrants shall be automatically cancelled upon consummation thereof. The provisions of this
Section 7(i) similarly shall apply to successive Fundamental Changes and shall be the sole right of Holders of Warrants in connection with any Fundamental Change. The Company shall notify the Warrant Agent in writing of the occurrence of any Fundamental Change.

                  (j) All Warrants originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Warrant Shares for which such Warrants are exercisable after giving effect to any adjustment thereto pursuant to Section 7(k) in connection with such adjustment of the Exercise Price, all subject to further adjustment as provided herein.

                  (k) Upon each Exercise Price Adjustment Event, each Warrant outstanding immediately prior to such Exercise Price Adjustment Event shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares of Common Stock (calculated to the nearest one-one hundredth of a share) obtained by (i) multiplying (x) the number of Warrant Shares covered by such Warrant immediately prior to such adjustment of the Exercise Price by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

                  (l) Irrespective of any adjustments of the Exercise Price or in the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed upon the initial Warrant Certificates issued hereunder.

                  (m) The Company shall calculate or determine any adjustments with respect to the Exercise Price and the kind or amount of shares or other securities or any property receivable by Holders upon the exercise of Warrants required from time to time under this Section 7 in accordance with its provisions and shall give written notice of each such calculation or determination to the Warrant Agent as provided herein, as required by the Warrant Agent to perform its duties expressly set forth herein, or as otherwise requested by the Warrant Agent.

SECTION 8. FRACTIONAL INTERESTS.

         The Company shall not be required to issue fractional Warrant Shares upon the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable upon exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable upon the exercise of any Warrants (or specified portion thereof), the Company may, in its sole discretion, (i) round such fractional Warrant Share up to the nearest whole number or (ii) pay an amount in cash equal to the Closing Price per Warrant Share, as determined on the Business Day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, rounded up to the nearest whole cent.

SECTION 9. WARRANT AGENT.

         9.1  Duties and Obligations; Limitations of Liability

                  The Warrant Agent undertakes only the duties and obligations expressly imposed by this Agreement (and no implied duties or obligations) upon the following terms and conditions, by all of which the Company and the Holders of Warrants, by their acceptance thereof, shall be bound:

                  (a) The Warrant Agent shall not, by countersigning Warrant Certificates or by any other act hereunder, be deemed to make any representations as to validity or authorization of, and shall incur no liability as a result of, (i) the Warrants or the Warrant Certificates (except as to its countersignature thereon), (ii) any shares or other securities or any property delivered upon exercise of any Warrant, (iii) the accuracy of the computation of the number or kind or amount of shares or other securities or any property deliverable upon exercise of any Warrant or (iv) the correctness of any of the representations of the Company made in any such Warrant Certificate. The Warrant Agent shall not at any time have any duty to calculate or determine whether any facts exist that may require any adjustments pursuant to Section 7 with respect to the Exercise Price or the kind and amount of shares or other securities or any property receivable by Holders upon the exercise of Warrants required from time to time. The Warrant Agent shall have no duty or responsibility to determine or verify, and shall incur no liability as a result of any failure to determine or verify, the accuracy or correctness of any such calculation or determination or with respect to the methods employed in making such calculation or determination. The Warrant Agent shall not be accountable with respect to, and shall incur no liability as a result of, the validity or value (or the kind or amount) of any Warrant Shares or of other securities or any property which may at any time be issued or delivered upon the exercise of any Warrant or upon any adjustment pursuant to Section 7, and it makes no representation with respect thereto. The Warrant Agent shall not be liable or responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any Warrant Shares or stock certificates or other securities or property upon the surrender of any Warrant Certificate for the purpose of exercise or upon any adjustment pursuant to
Section 7.

                  (b) The Warrant Agent shall not (i) be liable for any recital or statement of fact contained herein or in the Warrant Certificates or for any action taken, suffered or omitted by it on the belief that any Warrant Certificate or any other documents or any signatures are genuine or properly authorized, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in the Warrant Certificates or (iii) be liable for any act or omission in connection with this Agreement except for its own gross negligence or willful misconduct (which gross negligence or willful misconduct must be determined by a final, nonappealable order, judgment, decree or ruling of a court of competent jurisdiction). Anything in this Agreement to the contrary notwithstanding, in no event shall the Warrant Agent be liable for special, punitive, indirect, incidental or consequential loss or damage of any kind whatsoever (including, but not limited, to lost profits), even if the Warrant Agent has been advised of the possibility of such loss or damage. Any and all liability of the Warrant Agent under this Agreement shall be limited to the higher of (i) the amount of fees paid by the Company to the Warrant Agent pursuant to this Agreement or (ii) $50,000.

                  (c) The Warrant Agent is hereby authorized to accept and is protected in accepting advice or instructions with respect to the performance of its duties hereunder by order, instruction or other written notice given by the Company or by one or more Holders in accordance with the provisions hereof and to apply to any Officer of the Company named in any such order, instruction or written notice for advice or instructions (which instructions shall be given in writing when requested), and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with the advice or instructions in any such order, instruction or written notice. The Warrant Agent shall be fully protected and authorized in relying upon the most recent instructions received by any such Officer of the Company. The Warrant Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof or an order or instruction in regard to hereunder, and the Warrant Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such order, instruction or notice.

                  (d) Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, omitting or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any Officer of the Company and delivered to the Warrant Agent, and such certificate shall be full and complete authorization and protection to the Warrant Agent and the Warrant Agent shall incur no liability for or in respect of any action taken, omitted or suffered by it under the provisions of this Agreement in reliance upon such certificate.

                  (e) In the event the Warrant Agent has any questions or uncertainty as to what action it should take under this Agreement, the Warrant Agent is hereby authorized and directed to accept advice and instructions with respect to the performance of its duties hereunder from any Officer of the Company, and to apply to any such Officer for advice or instructions in connection with its duties. Such advice and instructions of any Officer of the Company shall be full authorization and protection to the Warrant Agent, and the Warrant Agent shall not be liable for any action taken, omitted or suffered by it in accordance with advice or instructions, for any delay in acting while waiting for such advice or instructions, or in refraining from taking any action prior to receiving such advice or instructions.

         (f) The Warrant Agent may execute and exercise any of the rights and powers hereby vested in it or perform any duty hereunder either itself (through its officers, directors and employees) or by or through its attorneys or agents, and the Warrant Agent shall not be liable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect or misconduct in the absence of gross negligence or willful misconduct of the Warrant Agent in the selection and in the continued employment of any such attorney or agent (which gross negligence or willful misconduct must be determined by a final, nonappealable order, judgment, decree or ruling of a court of competent jurisdiction).

                  (g) The Warrant Agent shall not be under any obligation or duty to institute, appear in or defend any action, suit or legal proceeding in respect hereof, unless first indemnified to its satisfaction, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without such indemnity. The Warrant Agent shall promptly notify the Company in writing of any claim made or action, suit or proceeding instituted against it arising out of or in connection with this Agreement.

                  (h) The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further acts, instruments and assurances as may reasonably be required by the Warrant Agent in order to enable it to carry out or perform its duties and obligations under this Agreement.

                  (i) The Warrant Agent shall act solely as agent of the Company hereunder and does not assume any obligation or relationship of agency or trust for or with any of the

Holders or any beneficial owners of Warrants. The Warrant Agent shall not be liable except for the failure to perform such duties as are specifically set forth herein or specifically set forth in the Warrant Certificates, and no implied covenants or obligations shall be read into this Agreement against the Warrant Agent, whose duties and obligations shall be determined solely by the express provisions hereof or the express provisions of the Warrant Certificates.

                  (j) The Company agrees promptly to pay the Warrant Agent from time to time, on demand of the Warrant Agent, compensation for its services hereunder as the Company and the Warrant Agent may agree from time to time, and to reimburse the Warrant Agent for the reasonable costs, expenses and disbursements, including reasonable counsel fees and expenses incurred in connection with the preparation, delivery, amendment, execution and administration of this Agreement and the exercise and performance of its duties hereunder. The Company agrees to indemnify the Warrant Agent for and save it harmless against any losses, liabilities, settlements, costs, damages, fines, judgments, penalties, demands, claims and expenses arising out of or in connection with the acceptance and administration of this Agreement, including reasonable costs, legal fees and expenses of investigating or defending any claim of such liability, except that the Company shall have no liability hereunder to the extent that any of the foregoing results from the Warrant Agent's own gross negligence or willful misconduct (which gross negligence or willful misconduct must be determined by a final, nonappealable order, judgment, decree or ruling of a court of competent jurisdiction). The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company.

                  (k) The Warrant Agent may at any time consult with legal counsel satisfactory to it (who may be internal legal counsel for the Company), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Warrant Agent and the

Warrant Agent shall incur no liability or responsibility to the Company or to any Holder for any action taken, suffered or omitted by it in accordance with the opinion or advice of such counsel.

                  (l) The provisions of this Section 9.1 shall survive the termination of this Agreement, the termination, exercise or expiration of the Warrants, and the resignation or removal of the Warrant Agent.

         9.2  Merger, Consolidation or Change of Name of Warrant Agent.

                  (a) Any Person into which the Warrant Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any Person succeeding to all or substantially all of the business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor warrant agent under the provisions of Section 9.3. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and in case at that time any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor to the Warrant Agent; and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

                  (b) In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent whose name has been changed may adopt the countersignature under its prior name, and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name, and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

         9.3  Change of Warrant Agent.

                  The Warrant Agent may resign its duties and be discharged from all further duties and liability hereunder after giving 30 days' prior written notice to the Company. If the Warrant Agent shall resign pursuant to the preceding sentence or if the Warrant Agent shall become incapable of acting as Warrant Agent, the Company shall appoint a successor to such Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such incapacity or resignation by the Warrant Agent or by the registered holder of a Warrant Certificate, then the Warrant Agent or any registered holder of any Warrant Certificate may apply at the expense of the Company to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Pending appointment of a successor to such Warrant Agent, either by the Company or by such a court, the duties of the Warrant Agent shall be carried out by the Company. The Holders of a majority of the then outstanding Warrants shall be entitled at any time to remove the Warrant Agent and appoint a successor to such Warrant Agent. Any successor to the Warrant Agent need not be approved by the Company or the former Warrant Agent. After appointment, the successor to the Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if such successor had been originally named as Warrant Agent without further act or deed; provided that the former Warrant Agent upon payment of all amounts owed to it shall deliver and transfer to the successor to the Warrant Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to give any notice provided for in this Section 9.3, however, or any defect therein, shall not affect the legality or validity of the appointment of a successor to the Warrant Agent.

SECTION 10. TRANSFER; REPLACEMENT; CANCELLATION.

         10.1 Transfer.

                  (a) The transfer of beneficial interests in the Global Warrants shall be effected through the Depositary, in accordance with the provisions of this Warrant Agreement and the Applicable Procedures.

                  (b) A sale, pledge, transfer, assignment or other disposition (each, a "Transfer") of a beneficial interest in any Restricted Global Warrant or the Transfer of a Restricted Definitive Warrant by a Holder may be made to a Person if:

                           (i) such Transfer is made pursuant to an effective registration statement under the Securities Act; or

                           (ii) such Holder delivers to the Company (A) at the Company's request, an opinion of counsel to such Holder, which shall be in a form, substance and scope customary for opinions in comparable transactions, as reasonably determined by the Company, to the effect that such Warrant or the Warrant Shares or other securities issuable upon exercise thereof may be Transferred without registration under the Securities Act and (B) an investment letter, substantially in the form of Exhibit C hereto, signed by the proposed transferee.

                  (c) The following legends (or legends substantially similar thereto) shall appear on the face of the Warrants issued under this Warrant Agreement or the certificates representing the Restricted Warrant Shares issuable upon exercise thereof, as indicated below, unless specifically stated otherwise in the applicable provisions of this Warrant Agreement.

                           (i) Private Placement Legend. Each Restricted Global Warrant and each Restrictive Definitive Warrant shall bear a legend in substantially the following form:

                           "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE
                  NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT AND SUCH LAWS. THE SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION OTHERWISE IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THE COMPANY RESERVES THE RIGHT PRIOR TO ANY SUCH TRANSACTION TO REQUIRE AN OPINION OF COUNSEL TO THE HOLDER OF THE SECURITIES SATISFACTORY TO IT WITH RESPECT TO COMPLIANCE WITH THE FOREGOING RESTRICTIONS."

                           (ii) Global Warrant Legend. Each Global Warrant shall bear a legend in substantially the following form:

                           "THIS GLOBAL WARRANT IS HELD BY THE DEPOSITARY (AS
                  DEFINED IN THE WARRANT AGREEMENT GOVERNING THIS

                  WARRANT) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE WARRANT AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED BY THE DEPOSITARY IN ORDER FOR IT TO ACCEPT THE WARRANTS FOR ITS BOOK-ENTRY SETTLEMENT SYSTEM, (II) THIS GLOBAL WARRANT MAY BE DELIVERED TO THE WARRANT AGENT FOR CANCELLATION PURSUANT TO
                  SECTION 10.4 OF THE WARRANT AGREEMENT AND (III) THIS GLOBAL WARRANT MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY ONLY WITH THE PRIOR WRITTEN CONSENT OF ITC/\DELTACOM, INC."

                           (iii) Restricted Warrant Shares Legend. Each certificate representing Restricted Warrant Shares shall bear a legend in substantially the following form:

                           "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE
                  NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT AND SUCH LAWS. THE SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION

                  OTHERWISE IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THE COMPANY RESERVES THE RIGHT PRIOR TO ANY SUCH TRANSACTION TO REQUIRE AN OPINION OF COUNSEL TO THE HOLDER OF THE SECURITIES SATISFACTORY TO IT WITH RESPECT TO COMPLIANCE WITH THE FOREGOING RESTRICTIONS."

                  (d) At such time as all beneficial interests in a particular Global Warrant have been exercised or exchanged for Definitive Warrants or a particular Global Warrant has been exercised, redeemed, repurchased or cancelled in whole and not in part, each such Global Warrant shall be returned to or retained and canceled by the Warrant Agent in accordance with Section 10.4. At any time prior to such cancellation, if any beneficial interest in a Global Warrant is exercised or exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Warrant or for Definitive Warrants, the amount of Warrants represented by such Global Warrant shall be reduced accordingly and, upon receipt by the Warrant Agent of specific written instruction from the Company, an endorsement shall be made on such Global Warrant by the Warrant Agent or by the Depositary at the direction of the Warrant Agent to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Warrant, such other Global Warrant shall be increased accordingly and, upon receipt by the Warrant Agent of specific written instruction from the Company, an endorsement shall be made on such Global Warrant by the Warrant Agent or by the Depositary at the direction of the Warrant Agent to reflect such increase.

                  (e) The following additional provisions shall apply to transfers and exchanges of Warrants hereunder:

                           (i) To permit registrations of transfers and exchanges, the Company shall execute and the Warrant Agent shall countersign Global Warrants and Definitive Warrants upon the Company's written order containing specific instruction or at the Warrant Registrar's written request containing specific instruction.

                           (ii) No service charge shall be made to a holder of a beneficial interest in a Global Warrant or to a Holder of a Definitive Warrant for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

                           (iii) All Global Warrants and Definitive Warrants issued upon any registration of transfer or exchange of Global Warrants or Definitive Warrants shall be the duly authorized, executed and issued warrants for Common Stock of the Company, not subject to any preemptive rights, and entitled to the same benefits under this Warrant Agreement, as the Global Warrants or Definitive Warrants surrendered upon such registration of transfer or exchange.

                           (iv) Prior to due presentment for the registration of a transfer of any Warrant, the Warrant Agent and the Company may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes and neither the Warrant Agent nor the Company shall be affected by notice to the contrary.

                           (v) The Warrant Agent shall countersign Global Warrants and Definitive Warrants in accordance with the provisions of
         Section 2.2.

                  (f) All certifications, certificates and opinions of counsel required to be submitted to the Warrant Registrar pursuant to this Section 10 to effect a registration of transfer or exchange may be submitted by facsimile.

         10.2 Replacement Warrants.

                  If any mutilated Warrant Certificate is surrendered to the Warrant Agent or the Company and the Warrant Agent receives evidence to its satisfaction of the destruction, loss or theft of any Warrant Certificate, the Company shall issue and the Warrant Agent, upon receipt of a Warrant Countersignature Order, shall countersign a replacement Warrant Certificate if the Warrant Agent's requirements are met. If required by the Warrant Agent or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Warrant Agent and the Company to protect the Company, the Warrant Agent and any agent thereof for purposes of the countersignature from any loss that any of them may suffer if a Warrant Certificate is replaced. The Company may charge for its expenses in replacing a Warrant Certificate.

                  Every replacement Warrant is an additional warrant of the Company and shall be entitled to all of the benefits of this Warrant Agreement equally and proportionately with all other Warrants duly issued hereunder.

         10.3 Temporary Warrants.

                  Until certificates representing Warrants are ready for delivery, the Company may prepare and the Warrant Agent, upon receipt of a Warrant Countersignature Order, shall issue temporary Warrant Certificates. Temporary Warrants shall be substantially in the form of certificated Warrants but may have variations that the Company considers appropriate for temporary Warrants and as shall be reasonably acceptable to the Warrant Agent (but which shall not affect the rights, duties or obligations of the Warrant Agent as set forth in this Agreement).

Without unreasonable delay, the Company shall prepare and the Warrant Agent shall countersign definitive Warrant Certificates in exchange for temporary Warrant Certificates.

                  Holders of temporary Warrants shall be entitled to all of the benefits of this Warrant Agreement.

         10.4 Cancellation.

                  The Company at any time may deliver Warrants to the Warrant Agent for cancellation. The Warrant Registrar shall forward to the Warrant Agent any Warrants surrendered to them for registration of transfer, exchange or exercise. The Warrant Agent and no one else shall cancel all Warrants surrendered for registration of transfer, exchange, exercise, replacement or cancellation and shall dispose of such canceled Warrants in its customary manner. The Warrant Registrar shall provide the Company with a list of all Warrants that have been cancelled. The Company may not issue new Warrants to replace Warrants that have been exercised or that have been delivered to the Warrant Agent for cancellation.

SECTION 11. NOTICES TO COMPANY AND WARRANT AGENT.

                  Any notice or communication authorized by this Agreement to be given or made by the Warrant Agent or by the Holder of any Warrant or by the Company to the Company or the Warrant Agent, as the case may be, shall be sufficiently given or made if in writing and delivered in person, mailed by first-class mail or sent by facsimile transmission addressed as follows:

                  If to the Company:

                           ITC^DeltaCom, Inc.
                           1791 O.G. Skinner Drive
                           West Point, Georgia 31833
                           Facsimile No.: (256) 382-3936
                           Attention: General Counsel

                  If to the Warrant Agent:

                           Mellon Investor Services LLC
                           200 Galleria Parkway, Suite 1900
                           Atlanta, Georgia 30339
                           Attention: Client Services Manager
                           Fax: 770-933-8336
                           Attention: Relationship Manager

                  With a copy to:

                           Mellon Investor Services LLC
                           85 Challenger Road
                           Ridgefield Park, New Jersey 07660-2108
                           Facsimile No.: (201) 296-4004
                           Attention: General Counsel

                  In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal office of the Warrant Agent.

                  The Company or the Warrant Agent by notice to the other may designate additional or different addresses for subsequent notices or communications.

                  Any notice or communication mailed to a Holder shall be mailed to such Holder at its address as it appears on the Warrant Register by first-class mail and shall be sufficiently given to such Holder if so mailed within the time prescribed. Copies of any such communication or notice to a Holder shall also be mailed to the Warrant Agent at the same time.

                  Failure to transmit a notice or communication to a Holder as provided herein or any defect in any such notice shall not affect its sufficiency with respect to other Holders. Except for a notice to the Warrant Agent, which is deemed given only when received, and except as otherwise provided in this Agreement, if a notice or communication is mailed in the manner provided in this Section 11, it is duly given, whether or not the addressee receives it.

                  Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Warrant Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

                  In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Warrant Agent shall constitute a sufficient notification for every purpose hereunder.

SECTION 12. SUPPLEMENTS AND AMENDMENTS.

         The Warrant Agent may, without the consent or concurrence of the Holders of the Warrants, by supplemental agreement or otherwise, join with the Company in making any changes or corrections in this Agreement that (i) are required to cure any ambiguity or to correct any defect or inconsistent provision or clerical omission or mistake or manifest error herein contained, provided that such changes or corrections do not and will not adversely affect, alter or change the rights of the Holders of Warrants, (ii) add to the covenants and agreements of the Company in this Agreement further covenants and agreements of the Company thereafter to be observed, or surrender any rights or power reserved to or conferred upon the Company in this Agreement, provided that such changes or corrections do not and will not adversely affect, alter or change the rights of the Holders of Warrants, or (iii) will not, in the good faith opinion of the Board of Directors, as evidenced by a resolution thereof, adversely affect, alter or change the rights of the Holders of Warrants in any material respect. Amendments or supplements that do not meet the requirements of the preceding sentence shall require the written consent of the Holders of a majority of the then outstanding Warrants; provided, however, that the consent of each Holder is required for any amendment or supplement pursuant to which the Exercise Price would be increased or the number of shares of Common Stock purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments as provided in Section 7).

SECTION 13. SUCCESSORS.

         All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 14. TERMINATION.

         This Agreement shall terminate at 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, this Agreement shall terminate on any earlier date if all Warrants have been exercised. The provisions of
Section 10 shall survive such termination.

SECTION 15. CERTAIN DEFINITIONS.

         As used in this Agreement, the following terms shall have the following respective meanings:

                  "Affiliate" of any Person means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

                  "Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Warrant, the rules and procedures of the Depositary that apply to such transfer or exchange.

                  "Board of Directors" means the Board of Directors of the Company.

                  "Benefit Plan" means any stock option, restricted stock, stock incentive, deferred compensation, profit sharing, defined benefit or other benefit plan of the Company or any of its subsidiaries.

                  "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New Jersey or Georgia are authorized by law, regulation or executive order to remain closed.

                  "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or partnership or membership interests, whether common or preferred.

                  "Closing Price" means, with respect to the Common Stock, on any date, (i) the last sales price on the NASDAQ or the principal securities exchange or other securities exchange or other securities market on which the Common Stock is then traded, or (ii) if the Common Stock is so traded, but not so reported, the average of the last bid and ask prices, as those prices are reported on the NASDAQ or the principal securities exchange or other securities exchange or other securities market on which the Common Stock is then traded, or
(iii) if the Common Stock is not listed or authorized for trading on the NASDAQ or any securities exchange or comparable securities market, the average of the closing bid and ask prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Board of Directors for that purpose. If the Common Stock is not listed and traded in any manner that the quotations referred to above are available for the period required hereunder, the Closing Price per share shall be deemed to be the fair value per share of such Common Stock as determined by the Board of Directors.

                  "Common Stock" has the meaning specified in the preamble hereto.

                  "Common Stock Deemed Outstanding" means, on any date of determination, the number of shares of Common Stock actually outstanding, plus the maximum total number of shares of Common Stock issuable as of the date of such determination upon the exercise of any then outstanding Options (including, without limitation, the Warrants and any Options outstanding under the Existing Benefit Plan or any other Benefit Plan) or issuable as of such date of determination upon conversion or exchange of any then outstanding Convertible Securities (including, without limitation, the Series A Preferred Stock), whether or not such Options or Convertible Securities are actually exercisable, convertible or exchangeable at such time, without duplication.

                  "Company" has the meaning specified in the first paragraph hereof.

                  "Convertible Securities" has the meaning specified in Section 7(b).

                  "Definitive Warrants" has the meaning specified in Section 2.1(b).

                  "Depositary" means, with respect to the Warrants issuable or issued in whole or in part in global form, the Person specified in Section 2.3 as the Depositary with respect to the Warrants, and any and all successors thereto appointed as Depositary hereunder.

                  "Dilutive Issuance" has the meaning specified in Section 7(a).

                  "DTC" has the meaning specified in Section 2.3.

                  "Exercise Period" has the meaning specified in Section 3(a).

                  "Exercise Price" has the meaning specified in Section 3(a).

                  "Exercise Price Adjustment Event" means any of those events specified in Section 7 resulting in an adjustment of the
Exercise Price.

     "Existing Benefit Plan" means the ITC^DeltaCom, Inc. Stock Incentive Plan.

     "Expiration Date" has the meaning specified in Section 3(a).

                  "Fundamental Change" means any transaction or event, including, without limitation, any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of the Common Stock, or all or substantially all of the assets or the property of the Company, are converted into or exchanged for Capital Stock or other securities, cash or other property.

                  "Global Warrants" means, individually and collectively, each of the Restricted Global Warrants and the Unrestricted Global Warrants, substantially in the form of Exhibit A hereto, issued in accordance with Sections 2.1(b) and 10.

                  "Global Warrant Legend" means the legend set forth in Section 10(c)(ii), which is required to be placed on all Global Warrants issued under this Warrant Agreement.

                  "Holder" means a Person who is listed as the record owner of
(i) Warrants, (ii) the Warrant Shares or (iii) any other securities issued or issuable with respect to the Warrants or Warrant Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

                  "Issue Date" means October 29, 2002.

                  "New Equity Investors" has the meaning set forth in the Plan.

                  "NASDAQ" means The NASDAQ Stock Market, Inc. and shall refer to the NASDAQ National Market or the NASDAQ SmallCap Market, as the case may be.

                  "NMS " has the meaning specified in Section 6.

                  "Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

                  "Options" has the meaning specified in Section 7(b)(i).

                  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business.

                  "Plan" means the Company's plan of reorganization confirmed by order of the United States Bankruptcy Court for the District of Delaware entered on October 17, 2002 in In re ITC^DeltaCom, Inc. (Case No. 02-11848 (MFW)).

                  "Private Placement Legend" means the legend set forth in
Section 10(c)(i) to be placed on all Warrants issued under this Warrant Agreement, except where otherwise permitted by the provisions of this Warrant Agreement.

                  "Reorganization Common Stock" means the Common Stock issued by the Company under or in connection with the Plan, including, without limitation, the Common Stock issued by the Company to the New Equity Investors on the effective date of the Plan.

                  "Restricted Definitive Warrant" means a Definitive Warrant bearing the Private Placement Legend.

                  "Restricted Global Warrant" means a Global Warrant bearing the Private Placement Legend.

                  "Restricted Warrant" means a Restricted Global Warrant or a Restricted Definitive Warrant, as the case may be.

                  "Restricted Warrant Shares" means Warrant Shares issued or issuable upon exercise of a Restricted Warrant.

                  "Securities Act" has the meaning specified in Section 3(a).

                  "Series A Certificate of Designation" means the certificate of designation of the Series A Preferred Stock.

                  "Series A Directors" means the directors of the Company that are initially designated by the New Equity Investors for the Board of Directors under the Plan or thereafter are elected to the Board of Directors pursuant to the Series A Certificate of Designation by the holders of the Series A Preferred Stock voting as a separate class.

                  "Series A Preferred Stock" has the meaning specified in the preamble hereto.

                  "Transfer" has the meaning specified in Section 10(b).

                  "Unrestricted Global Warrant" means a Global Warrant, substantially in the form of Exhibit A attached hereto, that bears the Global Warrant Legend and that has the "Schedule of Exchanges of Interests in Global Warrant" attached thereto, and that is deposited with or on behalf of and registered in the name of the Depositary, representing a series of Warrants that do not bear the Private Placement Legend.

                  "Warrant" has the meaning specified in the preamble hereto.

                  "Warrant Agent" (i) has the meaning specified in the first paragraph hereof and (ii) means any successor or replacement to Mellon Investor Services LLC as provided in Section 9.

                  "Warrant Certificate" has the meaning specified in Section 2.1(a).

                  "Warrant Countersignature Order" has the meaning specified in
Section 2.2.

                  "Warrant Registrar" has the meaning specified in Section 2.3.

                  "Warrants" has the meaning specified in the preamble hereto.

                  "Warrant Shares" has the meaning specified in the preamble hereto.

SECTION 16. WARRANT HOLDER NOT DEEMED A STOCKHOLDER.

         Prior to the exercise of the Warrants, no Holder of a Warrant Certificate, as such, shall be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to consent to any action of the stockholders, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of stockholders.

SECTION 17. GOVERNING LAW.

         This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws to the extent the application of the laws of another jurisdiction would be required thereby.

SECTION 18. BENEFITS OF THIS AGREEMENT.

         Nothing in this Agreement is intended or shall be construed to give to any Person other than the Company and the Warrant Agent and their respective successors and assigns and the registered holders of Warrants any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company and the Warrant Agent and their respective successors and assigns and the registered holders of Warrants.

SECTION 19. COUNTERPARTS.

         This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

                          ITC/\DELTACOM, INC.


                          By: s/
                             --------------------------------------------------
                          Name:
                          Title:


                          MELLON INVESTOR SERVICES LLC
                          as Warrant Agent


                         By: s/
                            --------------------------------------------------
                         Name:
                         Title:

                                    EXHIBIT A

                          [Form of Warrant Certificate]

                                     [Face]

         [THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS, AND ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT AND SUCH LAWS. THE SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN A TRANSACTION OTHERWISE IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THE COMPANY RESERVES THE RIGHT PRIOR TO ANY SUCH TRANSACTION TO REQUIRE AN OPINION OF COUNSEL TO THE HOLDER OF THE SECURITIES SATISFACTORY TO IT WITH RESPECT TO COMPLIANCE WITH THE FOREGOING RESTRICTIONS]/1/

         [THIS GLOBAL WARRANT IS HELD BY THE DEPOSITARY (AS DEFINED IN THE WARRANT AGREEMENT GOVERNING THIS WARRANT) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERSHEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE WARRANT AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED BY THE DEPOSITARY IN ORDER FOR IT TO ACCEPT THE WARRANTS
-------------------------
/1/ This paragraph is to be included on Restricted Global Warrants and Restricted Definitive Warrants.

FOR ITS BOOK-ENTRY SETTLEMENT SYSTEM, (II) THIS GLOBAL WARRANT MAY BE DELIVERED TO THE WARRANT AGENT FOR CANCELLATION PURSUANT TO SECTION 10.4 OF THE WARRANT AGREEMENT AND (III) THIS GLOBAL WARRANT MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY ONLY WITH THE PRIOR WRITTEN CONSENT OF ITC/\DELTACOM, INC.]/2/

No.___________   ___Warrants

                               Warrant Certificate

                               ITC/\DELTACOM, INC.

         This Warrant Certificate certifies that ____________, or its registered assigns, is the registered holder of Warrants expiring __________, 2007 (the "Warrants") to purchase Common Stock, par value $.01 per share (the "Common Stock"), of ITC^DeltaCom, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). Each Warrant entitles the registered holder upon exercise at any time from the date of issuance of such Warrant (the "Exercise Date") until immediately prior to 5:00 p.m., New York City time, on _________, 2007, to receive from the Company one fully paid and non-assessable share of Common Stock (collectively, the "Warrant Shares") at the initial exercise price (the "Exercise Price") of $__________ per share of Common Stock payable upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement referred to on the reverse hereof. The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.
-------------------------
/2/ This paragraph is to be included only if the Warrant is in global form.

         No Warrant may be exercised on or after 5:00 p.m., New York City time, on __________, 2007, and to the extent not exercised by such time such Warrant shall become void.

         Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof, and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

         This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

         This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed below.


Dated: ___________, 2002

                          ITC/\DELTACOM, INC.



                        By:_____________________________
                                      Name:
                                     Title:

Countersigned:

MELLON INVESTOR SERVICES LLC
as Warrant Agent


By:__________________________
         Authorized Signature

                        [Reverse of Warrant Certificate]

         The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring at 5:00 p.m., New York City time, on ___________, 2007 entitling the holder upon exercise to receive shares of Common Stock, and are issued or to be issued pursuant to a Warrant Agreement dated as of _________, 2002 (the "Warrant Agreement"), duly executed and delivered by the Company to Mellon Investor Services LLC, as warrant agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Capitalized terms herein are used as defined in the Warrant Agreement unless otherwise indicated. To the extent any provision of this Warrant Certificate conflicts with the express provisions of the Warrant Agreement, the provisions of the Warrant Agreement shall govern and be controlling.

         Warrants may be exercised at any time and from time to time during the period commencing on the date of issuance of the Warrants and ending immediately prior to 5:00 p.m., New York City time, on __________, 2007; provided that either (i) a registration statement relating to the exercise of the Warrants and issuance of the Warrant Shares upon such exercise is then effective under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) the exercise of such Warrants and the issuance of the Warrant Shares upon such exercise is exempt from the registration requirements of the Securities Act and such Warrant Shares are qualified for sale or exempt from registration or qualification under the applicable securities laws of the states in which the various holders of the Warrants or other Persons to whom it is proposed that such Warrant Shares be issued upon exercise of the Warrants reside. In order to exercise all or any of the Warrants represented by this Warrant Certificate, the holder must deliver to the Warrant Agent at its office set forth in Section 11 of the Warrant Agreement (i) this Warrant Certificate,
(ii) the form of election to purchase on the reverse hereof duly and properly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc, and (iii) payment to the Warrant Agent for the account of the Company of the Exercise Price for the number of Warrant Shares in respect of which such Warrants are then exercised, as provided in the Warrant Agreement. No adjustments as to dividends shall be made upon exercise of this Warrant.

         The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. If the Exercise Price is adjusted, the Warrant Agreement provides that the number of shares of Common Stock issuable upon the exercise of each Warrant shall be adjusted. No fractions of a share of Common Stock shall be issued upon the exercise of any Warrant, but the Company may, in its sole discretion, (i) round such fractional share up to the nearest whole share or (ii) pay the cash value thereof determined as provided in the Warrant Agreement.

         The Warrants shall be exercisable, at the election of the holder, either in full or from time to time in part, provided that Warrants may not be exercised by the holder for an amount less than 100 Warrant Shares unless such holder only owns, in the aggregate, such lesser amount. If fewer than all the Warrants represented by this Warrant Certificate are exercised, this Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be delivered to the person or persons entitled to receive such new Warrant Certificate.

         Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

         The Company and the Warrant Agent may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, or any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants represented by this Warrant Certificate nor this Warrant Certificate shall entitle any holder hereof to any rights of a stockholder of the Company.

                         [Form of Election to Purchase]

                    (To Be Executed Upon Exercise of Warrant)

         The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _____________ shares of Common Stock and herewith tenders payment for such shares to the order of ITC/\DELTACOM, INC., in the amount of $__________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of _______________, whose address is __________________ and that such shares be delivered to ___________, whose address is ____________________________. If such number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of ______________________, whose address is ____________________, and that such Warrant Certificate be delivered to
_______________ whose address is ____________________.


                             ----------------------------------------
                             Signature
                             Date:




                             ----------------------------------------
                             Signature Guaranteed

              SCHEDULE OF EXCHANGES OF INTERESTS IN GLOBAL WARRANT

The following exchanges of a part of this Global Warrant have been made:


                                                   Number of
            Amount of         Amount of         Warrants in this
            decrease in       increase in       Global Warrant    Signature of
            Number of         Number of         following such    authorized
Date of     warrants in this  Warrants in this  decrease or       officer of
Exchange    Global Warrant    Global Warrant    increase          Warrant Agent
- -----------------------------------------------------------------------------

                                    EXHIBIT B

                    [Form of Investment Letter for Exercise]



ITC^DeltaCom, Inc.
1791 O.G. Skinner Drive
West Point, GA 31833

Ladies and Gentlemen:

         The undersigned (the "Purchaser") refers hereby to the Warrant Agreement, dated as of ______________, 2002, between ITC^DeltaCom, Inc. (the "Company") and Mellon Investor Services LLC, as Warrant Agent (as amended from time to time, the "Agreement"). Capitalized terms used in this letter and not defined herein have the meanings given to such terms in the Agreement.

         This letter is being furnished to the Company pursuant to Section 3(c) of the Agreement.

         The Warrant Agent has received from a Holder of Warrants an executed election form for the purchase of ___________ shares of Common Stock (the "Warrant Shares") issuable upon the exercise of such Warrants. In connection with its purchase of the Warrant Shares, the Purchaser confirms that:

                  1. The Purchaser has received such information as it deems necessary in order to make its investment decision in connection with its purchase of the Warrant Shares.

                  2. The Purchaser understands that the offer and sale of the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Purchaser understands that any Transfer of the Warrant Shares is subject to certain restrictions and conditions set forth in the Warrant Agreement and agrees to be bound by, and not to Transfer the Warrant Shares except in compliance with, such restrictions and conditions and the Securities Act.

                  3. The Purchaser understands that, upon any proposed Transfer of any Warrant Shares, it will be required to furnish to the Warrant Agent and the Company such certifications, legal opinions and other information as are specified in the Warrant Agreement or as the Warrant Agent and the Company may reasonably require to confirm that the proposed Transfer complies with the foregoing restrictions and conditions. The Purchaser further understands that the Warrant Shares purchased by it will bear a legend to the foregoing effect and that the Company may place a "stop transfer order" with any transfer agent or registrar with respect to the Warrant Shares.

                  4. The Purchaser is an "accredited investor" (as defined in Rule 501(a) of Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Warrant

Shares, and it and any account for which it is acting is each able to bear the economic risk of such an investment.

                  5. The Purchaser is acquiring the Warrant Shares purchased by it for its own account or for one or more accounts (each of which is an "accredited investor") as to each of which the Purchaser exercises sole investment discretion.

         The Company and the Warrant Agent are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                                                     Very truly yours,






cc: Mellon Investor Services LLC, as Warrant Agent

                                    EXHIBIT C

                    [Form of Investment Letter for Transfer]




ITC^DeltaCom, Inc.
1791 O.G. Skinner Drive
West Point, GA 31833

Ladies and Gentlemen:

         The undersigned (the "Transferee") refers hereby to the Warrant Agreement, dated as of ______________, 2002, between ITC^DeltaCom, Inc. (the "Company") and Mellon Investor Services LLC, as Warrant Agent (as amended from time to time, the "Agreement"). Capitalized terms used in this letter and not defined herein have the meanings given to such terms in the Agreement.

         This letter is being furnished to the Company pursuant to Section 10(b) of the Agreement.

         A Holder of Warrants proposes to Transfer to the Transferee a beneficial interest in a Restricted Global Warrant or Restricted Definitive Warrant (collectively, the "Warrants"). In connection with its acquisition of the Warrants, the Transferee confirms that:

                  1. The Transferee understands that the Warrants and the shares of Common Stock or other securities issuable upon exercise thereof (collectively, the "Warrant Shares") have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Transferee understands that any subsequent Transfer of the Warrants or the Warrant Shares is subject to certain restrictions and conditions set forth in the Warrant Agreement and agrees to be bound by, and not to Transfer, the Warrants or the Warrant Shares except in compliance with, such restrictions and conditions and the Securities Act.

                  2. The Transferee understands that, upon any proposed Transfer of the Warrants or the Warrant Shares, it will be required to furnish to the Warrant Agent and the Company such certifications, legal opinions and other information as are specified in the Warrant Agreement or as the Warrant Agent and the Company may reasonably require to confirm that the proposed Transfer complies with the foregoing restrictions and conditions. The Transferee further understands that the Warrants and the Warrant Shares will bear a legend to the foregoing effect and that the Company may place a "stop transfer order" with any transfer agent or registrar with respect to the Warrants and the Warrant Shares.

                  3. The Transferee is an "accredited investor" (as defined in Rule 501(a) of Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the

Warrants, and it and any account for which it is acting is each able to bear the economic risk of such an investment.

                  4. The Transferee is acquiring the Warrants purchased by it for its own account or for one or more accounts (each of which is an "accredited investor") as to each of which the Transferee exercises sole investment discretion.

         The Company and the Warrant Agent are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                                                     Very truly yours,




cc: Mellon Investor Services LLC, as Warrant Agent

                                                                    EXHIBIT F

                          REGISTRATION RIGHTS AGREEMENT

                  REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of ___________, 2002, is made among ITC^DeltaCom, Inc., a Delaware corporation (the "Company"), SCANA Corporation, a South Carolina corporation ("SCANA"), Campbell
B. Lanier, III ("Lanier") and the other Persons listed on the signature pages hereof.

                                                         W I T N E S S E T H:

                  WHEREAS, in connection with the Company's Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), confirmed by order of the United States Bankruptcy Court for the District of Delaware, entered on October 17, 2002, in In re ITC^DeltaCom, Inc. (Case No. 02-11848
(MFW)), the Company has agreed to issue and sell to the Holders (as defined herein) (i) shares of the Series A convertible redeemable preferred stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock") and (ii) warrants to purchase 1,013,723.6 shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock"); and

                  WHEREAS, in connection with and pursuant to the Plan and the Purchase Agreements (as defined herein), the Company has agreed to grant to the Holders the registration rights described in this Agreement with respect to the Registrable Securities (as defined herein).

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

                  "Adverse Offering Effect" has the meaning specified in Section 4(h).

                  "Affiliate" has the meaning specified in Rule 12b-2 under the Exchange Act.

                  "Amendment" has the meaning specified in Section 17.

                  "Blackout Period" has the meaning specified in Section 7(a).

                  "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The

City of New York or the State of Georgia are authorized or obligated by law or other governmental actions to close.

                  "Closing Date" means the date on which the Series A Preferred Stock and the Warrants are issued and sold by the Company pursuant to the Purchase Agreements.

                  "Commitment Fee Shares" means the shares of Common Stock issued to Lanier, SCANA and other Holders on the Closing Date pursuant to the Purchase Agreements.

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "Common Stock Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, among the Company and the other Persons listed on the signature pages thereof.

                  "Company" has the meaning specified in the first paragraph of this Agreement.

                  "Company Shelf Response" has the meaning specified in Section 3(b).

                  "Conversion Shares" means, collectively, (i) the shares of Common Stock issued or issuable upon conversion of the Preferred Shares and (ii) any securities paid, issued or distributed in respect of any shares of Common Stock referred to in clause (i) by way of stock dividend or distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise.

                  "Cutback Notice" has the meaning specified in Section 4(h).

                  "Demand Holders" means, (i) with respect to a registration requested pursuant to Section 4(a), the SCANA Demand Holders and the Remaining SCANA Holders, (ii) with respect to a registration requested pursuant to Section 4(b), the Other Demand Holders and the Remaining Other Demand Holders and (iii) with respect to a registration requested pursuant to Section 4(c), the Shelf Demand Holders and the Remaining Shelf Holders.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, as the same shall be in effect from time to time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of any such successor federal statute.

                  "Excluded Registration" means a registration of Common Stock under the Securities Act pursuant to a registration statement filed (i) on Form S-4 or Form S-8 or any successor registration forms that may be adopted by the SEC or (ii) in connection with an exchange offer or an offering of securities solely to existing stockholders of the Company or employees of the Company or its subsidiaries.

                  "Holders" means, collectively, the holders of Registrable Securities that have executed this Agreement as of the date hereof and, subject to Section 15, each other Person to whom any such holder has transferred Registrable Securities and who has agreed to become bound by the provisions of this Agreement in accordance with Section 15, but only so long as such other Person holds Registrable Securities.

                  "Initiating Securityholder" has the meaning specified in
Section 5(a).

                  "Lanier" has the meaning specified in the first paragraph of this Agreement.

                  "Losses" has the meaning specified in Section 11(a).

                  "Majority of the Registrable Securities" means, as of any date of determination with respect to the designated Holders, a majority of the shares of Common Stock held by such Holders on an as-converted, as-exercised basis, with the Holders of Preferred Shares and Warrants deemed to be the Holders of the number of shares of Common Stock into which the Preferred Shares are or would be convertible or for which the Warrants are or would be exercisable as of such date of determination.

                  "NASD" means the National Association of Securities Dealers, Inc.

                  "Other Demand Holders" has the meaning specified in Section 4(b).

                  "Other Holders" means, collectively, (i) the Persons other than SCANA listed on the signature pages hereof on the date hereof and (ii) subject to Section 15, each other Person to whom any of the Persons described in clause (i) has transferred Registrable Securities and who has agreed to become bound by the provisions of this Agreement in accordance with Section 15, but only so long as such other Person holds Registrable Securities.

                  "Person" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or a political subdivision or an agency or instrumentality thereof.

                  "PIK Dividend Shares" means any shares of the Series A Preferred Stock that have been issued as dividends on shares of the Series A Preferred Stock.

                  "Plan" has the meaning specified in the recitals to this Agreement.

                  "Plan of Distribution" has the meaning specified in Section 3(c).

                  "Preferred Shares" means (i) the shares of Series A Preferred Stock issued and sold by the Company on the Closing Date pursuant to the Purchase Agreements and (ii) any other shares of Series A Preferred Stock issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares of Series A Preferred Stock described in clause (i) above, including PIK Dividend Shares.

                  "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by any Registration Statement, and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

                  "Purchase Agreements" means, collectively, (i) the Purchase Agreement, dated as of the date hereof, among the Company, Lanier and the other persons listed on the signature pages thereof and (ii) the Purchase Agreement, dated as of the date hereof, between the Company and SCANA.

                  "Registrable Securities" means, collectively, (i) the Preferred Shares, (ii) the Warrants, (iii) the Conversion Shares, (iv) the Warrant Shares and (v) the Commitment Fee Shares. Securities shall cease to be Registrable Securities in accordance with Section 2.

                  "Registration Expenses" means any and all out-of-pocket expenses incident to the Company's performance of its registration obligations under this Agreement, including, without limitation, (i) all SEC registration and filing fees and expenses incurred in connection with the preparation, printing and distribution of the Registration Statement and Prospectus and any other document or amendment thereto and the mailing and delivery of copies thereof to the Holders and any dealers or underwriters, (ii) fees and disbursements of the Company, including, without limitation, fees and disbursements of counsel for the Company and of independent public accountants and other experts of the Company, (iii) fees and expenses in connection with the qualification of Registrable Securities for offering and sale under state securities laws (including fees and expenses incurred in connection with blue sky qualifications of the Registrable Securities and including all reasonable fees and disbursements of counsel in connection with any survey of state securities or blue sky laws and the preparation of any memorandum thereon), (iv) fees and expenses incident to any filing with the NASD or to securing any required review by NASD of the terms of the sale of Registrable Securities, (v) all fees and expenses incurred in connection with the listing of Registrable Securities on each securities exchange or automated quotation system on which the Common Stock is then listed, (vi) the internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and expenses incurred by the Company in connection with any "road show" or marketing presentation), (vii) with respect to each registration, up to $15,000 of the reasonable fees and disbursements of a single counsel selected by the Holders of a Majority of the Registrable Securities being registered incurred in connection with the preparation and review of the Registration Statement relating to such registration, and (viii) with respect to each registration, the reasonable fees and disbursements of all independent public accountants (including the expenses of any audit and/or "cold comfort" letter) and the reasonable fees and expenses of other persons, including special experts, retained by the Company, but excluding (x) any underwriting discounts and fees, brokerage and sales commissions, and transfer and documentary stamp taxes, if any, relating to the sale or disposition of the Registrable Securities and (y) any fees or disbursements of counsel for the Holders or any Holder, other than the fees and disbursements referred to in clause (vii) above.

                  "Registration Rights Period" means the period commencing on the date of this Agreement and ending on the sixth anniversary thereof.

                  "Registration Statement" means any registration statement of the Company referred to in Section 3, 4 or 5, including any Prospectus, amendments and supplements to any such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in any such registration statement.

                  "Remaining Other Holders" has the meaning specified in Section 4(b).

                  "Remaining SCANA Holders" has the meaning specified in Section 4(a).

                  "Remaining Shelf Holders" has the meaning specified in Section 4(c).

                  "Requesting Holder" has the meaning specified in Section 5(a).

                  "Rule 144" means Rule 144 (or any similar provisions then in effect) promulgated by the SEC under the Securities Act.

                  "SCANA" has the meaning specified in the first paragraph of this Agreement.

                  "SCANA Demand Holders" has the meaning set forth in Section 4(a).

                  "SCANA Holders" means, collectively, SCANA and, subject to
Section 15, each other Person to whom SCANA has transferred Registrable Securities and who has agreed to become bound by the provisions of this Agreement in accordance with Section 15, but only so long as such other Person holds Registrable Securities.

                  "SEC" means the Securities and Exchange Commission.

                  "Section 8(e) Period" has the meaning specified in Section
8(e).

                  "Section 8(k) Period" has the meaning specified in Section
8(k).

                  "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, as the same shall be in effect from time to time. Reference to a particular section of the Securities Act of 1933, as amended, shall include reference to the comparable section, if any, of any such successor federal statute.

                  "Senior Common Stockholder" has the meaning specified in
Section 5(b).

                  "Series A Preferred Stock" has the meaning specified in the recitals to this Agreement.

                  "Shelf Demand Holders" has the meaning specified in Section 4(c).

                  "Shelf Registration" means the registration of Registrable Securities effected pursuant to Section 3.

                  "Shelf Registration Statement" means a shelf registration statement of the Company filed pursuant to Section 3 which covers Registrable Securities on an appropriate form under Rule 415 of the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

                  "Shelf Resale Notice" has the meaning specified in Section
3(b).

                  "Similar Securities" means, in connection with any registration of securities of the Company under the Securities Act, all securities of the Company which are (i) the same as or similar to the securities being registered, (ii) convertible into or exchangeable or exercisable for the securities being registered or (iii) the same as or similar to the securities into or for which the securities being registered are convertible or exchangeable or exercisable.

                  "Suspension Period" means any period during which the offering of Registrable Securities by any Holder under the Shelf Registration Statement shall be suspended as a result of the occurrence of a Blackout Period, a Section 8(e) Period or a Section 8(k) Period.

                  "Suspension Period Notice" means a notice provided by the Company pursuant to Section 3(b) in which the Company states that, as of the date of such notice, there exists a Blackout Period, a Section 8(e) Period or a
Section 8(k) Period.

                  "Underwritten Offering" means an underwritten offering in which securities are sold to an underwriter or underwriters, on a firm commitment basis, for reoffering to the public.

                  "Warrant Shares" means, collectively, (i) the shares of Common Stock issued or issuable upon exercise of the Warrants and (ii) any securities paid, issued or distributed in respect of any such shares of Common Stock referred to in clause (i) by way of stock dividend or distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise.

                  "Warrants" means the warrants to purchase shares of the Common Stock issued and sold pursuant to the Purchase Agreements and any warrants issued in exchange, substitution or replacement thereof.

         2. Securities Subject to this Agreement. The Registrable Securities are the sole securities entitled to the benefits of this Agreement. For the purposes of this Agreement, Registrable Securities held by any Holder shall cease to be Registrable Securities (and such Holder shall cease to have any registration rights with respect to such securities under this Agreement) on the date and to the extent that (i) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) such Registrable Securities have been sold or transferred in accordance with the requirements of Rule 144, (iii) such Registrable Securities have been otherwise transferred or disposed of, certificates therefor not bearing a legend restricting further transfer or disposition thereof shall have been delivered by the Company and, at such time, subsequent transfer or disposition of such securities shall not require registration of such securities under the Securities Act, (iv) all such Registrable Securities may be sold or transferred by such Holder without holding period, volume or manner of offering limitations under the Securities Act and the rules and regulations thereunder, (v) all such Registrable Securities may be sold or transferred by such Holder within any three-month period in accordance with the requirements of Rule 144 or (vi) such Registrable Securities have ceased to be outstanding.

         3. Shelf Registration Statement.

                  (a) Within 30 days after the Closing Date, the Company shall file with the SEC a Shelf Registration Statement relating to the offer and sale of the Registrable Securities by the Holders from time to time and shall use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the SEC as soon as reasonably practicable after filing. The Shelf Registration Statement may also register the offering of the securities that have shelf registration rights pursuant to the Common Stock Registration Rights Agreement. The Company shall notify each Holder of the date on which the Shelf Registration Statement is declared effective.

                  (b) If a Holder wishes to sell, transfer or otherwise dispose of Registrable Securities pursuant to the Shelf Registration Statement, such Holder shall deliver to the designated representative of the Company a written notice (a "Shelf Resale Notice") of such Holder's good-faith present intention to sell, transfer or otherwise dispose of some or all of such Holder's Registrable Securities, and the number and type of Registrable Securities such Holder proposes to sell, transfer or otherwise dispose of. Upon receipt of each Shelf Resale Notice, the Company shall, no later than the second Business Day after such Shelf Resale Notice has been given, either (i) provide a Suspension Period Notice or (ii) give written notice (a "Company Shelf Response") to the Holder who gave such Shelf Resale Notice stating that the prospectus relating to the Registration Statement is current and that the Registrable Securities covered by the Shelf Resale Notice may be resold within ten Business Days after receipt of such Company Shelf Response. If the Company does not respond within such three Business Days, it shall be deemed to have given a Company Shelf Response. Any Holder who receives or is deemed to have received a Company Shelf Response shall then have ten Business Days after receipt of such Company Shelf Response in which to sell, transfer or otherwise dispose of the shares subject to the Shelf Resale Notice. If such Holder does not sell, transfer or otherwise dispose of such Registrable Securities within such period, the Holder shall be required to deliver another Shelf Resale Notice and comply again with the other requirements of this Section 3(b) before selling, transferring or otherwise disposing of Registrable Securities pursuant to the Shelf Registration Statement. All notices pursuant to this Section 3(b) shall be provided by facsimile transmission or electronic mail delivery and confirmed by direct telephonic communication with the Company's designated representative referred to in Section 18.

                  (c) The Shelf Registration Statement shall cover the offering and sale of the Registrable Securities only in accordance with the methods of distribution described in Exhibit A attached to this Agreement (the "Plan of Distribution"), which shall be included in the Prospectus forming part of the Shelf Registration Statement. Notwithstanding the foregoing, if any Holder wishes to effect an Underwritten Offering of Registrable Securities pursuant to the Shelf Registration Statement, such Holder shall be required to exercise a demand registration right pursuant to, and shall have the rights and obligations of a Holder under, Section 4.

         4. Demand Registration Rights.

                  (a) During the Registration Rights Period, upon the written request of SCANA Holders holding at least a Majority of the Registrable Securities then held by the SCANA Holders (the "SCANA Demand Holders") that the Company effect the registration under the Securities Act of all or part of such SCANA Demand Holders' Registrable Securities (which written request shall specify the aggregate number of Registrable Securities requested to be registered and the proposed method of distribution thereof), the Company shall
(i) as soon as reasonably practicable, but no later than 30 Business Days, after its receipt of such request (or, if the Company is legally prohibited from making such a filing, as soon thereafter as is legally permissible), file with the SEC a Registration Statement with respect to such requested registration and
(ii) within five Business Days after its receipt of such request, notify in writing all other SCANA Holders of such request and indicate in such notice the planned initial filing date of such Registration Statement. Subject to reduction pursuant to Section 4(h), such Registration Statement shall cover the Registrable Securities requested by the SCANA Demand Holders to be registered and such other Registrable Securities as the SCANA Holders other than the SCANA Demand Holders shall request, by written notice to the Company given no later than five Business Days prior to such planned initial filing date, to be registered (such requesting other SCANA Holders collectively, the "Remaining SCANA Holders").

                  (b) During the Registration Rights Period, upon the written request of Other Holders holding at least a Majority of the Registrable Securities then held by the Other Holders (the "Other Demand Holders") that the Company effect the registration under the Securities Act of all or part of such Other Demand Holders' Registrable Securities (which written request shall specify the aggregate number of Registrable Securities requested to be registered and the proposed method of distribution thereof), the Company shall
(i) as soon as reasonably practicable, but no later than 30 Business Days, after its receipt of such request (or, if the Company is legally prohibited from making such a filing, as soon thereafter as is legally permissible), file with the SEC a Registration Statement with respect to such requested registration and
(ii) within five Business Days after its receipt of such request, notify in writing all other Other Holders of such request and indicate in such notice the planned initial filing date of such Registration Statement. Subject to reduction pursuant to Section 4(h), such Registration Statement shall cover the Registrable Securities requested by the Other Demand Holders to be registered and such other Registrable Securities as the Other Holders other than the Other Demand Holders shall request, by written notice to the Company given no later than five Business Days prior to such planned initial filing date, to be registered (such requesting other Other Holders collectively, the "Remaining Other Holders").

                  (c) Upon the written request of Holders holding a Majority of the Registrable Securities (the "Shelf Demand Holders") that the Company effect the registration of all or part of such Shelf Demand Holders' Registrable Securities for offer and sale in an Underwritten Offering under the Shelf Registration Statement after it has been declared effective by the SEC (which written request shall specify the aggregate number of Registrable Securities requested to be so registered), the Company shall (i) as soon as reasonably practicable, but no later than 30 Business Days, after its receipt of such request (or, if the Company is legally prohibited from making such a filing, as soon thereafter as is legally permissible), prepare and file with the SEC post-effective amendments to the Shelf Registration Statement and such amendments and supplements to the Prospectus used in connection therewith as are reasonably required to effect such Underwritten Offering pursuant to the Shelf Registration Statement and (ii) within five Business Days after its receipt of such request, notify in writing all other Holders of such request and indicate in such notice the planned initial filing date of such amendments or supplements. Subject to reduction pursuant to Section 4(h), such Registration Statement shall cover the Registrable Securities requested by the Shelf Demand Holders to be registered and such other Registrable Securities as the Holders other than the Shelf Demand Holders shall request, by written notice to the Company given no later than five Business Days prior to such planned initial filing date, to be registered (such requesting other Holders, collectively, the "Remaining Shelf Holders").

                  (d) Notwithstanding the provisions of Section 4(a), Section 4(b) and Section 4(c), the Company shall not be required to take any action pursuant to this Section 4:

                  (i) if at the date of such request (other than a request for an Underwritten Offering made in accordance with this Section 4) the Company shall have effective a Shelf Registration pursuant to which the Demand Holders could effect the disposition of their Registrable Securities according to their proposed method of distribution;

                  (ii) if prior to the date of a request pursuant to Section 4(a), the Company shall have effected one registration pursuant to
         Section 4(a);

                  (iii) if prior to the date of a request pursuant to Section 4(b), the Company shall have effected one registration pursuant to
         Section 4(b);

                  (iv) if prior to the date of a request pursuant to Section 4(c), the Company shall have effected one registration pursuant to
         Section 4(c);

                  (v) if the Company shall have effected a registration pursuant to this Section 4 within the 120-day period immediately preceding the date of such request which permitted Holders to register Registrable Securities;

                  (vi) if the Registrable Securities which the Company shall have been requested to register shall have an aggregate offering price of less than $5,000,000, unless such registration request is for all remaining Registrable Securities held by the Holders; or

                  (vii) during the pendency of any Blackout Period;

provided, however, that the Company shall be permitted to satisfy its obligations under Section 4(a) and Section 4(b) by amending (to the extent permitted by applicable law) within 30 Business Days after a written request for registration, any Registration Statement previously filed by the Company under the Securities Act so that such Registration Statement (as amended) shall permit the disposition (in accordance with the intended methods of disposition, including, without limitation, an Underwritten Offering, specified by the Holders as aforesaid) of all of the Registrable Securities for which a demand for registration has been made under Section 4(a) or Section 4(b). If the Company shall so amend a previously filed Registration Statement, it shall be deemed to have effected a registration for purposes of this Section 4.

                  (e) Subject to the requirement that a request pursuant to
Section 4(c) shall only be made for an Underwritten Offering pursuant to the Shelf Registration Statement, the Demand Holders delivering a request pursuant to Section 4(a), Section 4(b) or Section 4(c) may distribute the Registrable Securities covered by such demand by means of an Underwritten Offering or any other method of distribution, as determined by the Demand Holders holding a majority of the Demand Holders' Registrable Securities so requested to be registered, provided, however, that, in connection with any Underwritten Offering, the Company shall have the right to select a lead managing underwriter or underwriters to administer such offering, which lead managing underwriter or underwriters shall be reasonably satisfactory to the Demand Holders holding a majority of the Demand Holders' Registrable Securities to be included in such Registration Statement; provided, further, that the Demand Holders holding a majority of the Demand Holders' Registrable Securities to be included in such Registration Statement shall have the right to select a co-managing underwriter or underwriters for such offering, which co-managing underwriter or underwriters shall be reasonably satisfactory to the Company.

                  (f) Subject to Section 4(g), a registration requested pursuant to this Section 4 shall not be deemed to be effected for purposes of this
Section 4: (i) if the Registration Statement for such registration has not been declared effective by the SEC or become effective in accordance with the Securities Act and the rules and regulations thereunder; (ii) in the case of a Registration Statement which does not contemplate an Underwritten Offering, if such Registration Statement does not remain effective for at least 120 days (or such shorter period that will terminate when all Registrable Securities covered by such Registration Statement have been sold or withdrawn); or (iii) in the case of a Registration Statement which contemplates an Underwritten Offering, if
(A) such Registration Statement does not remain effective for at least 120 days plus such longer period (not to exceed 90 days after the 120th day) as, in the opinion of counsel for the underwriter or underwriters, is required by law for the delivery of a Prospectus in connection with the sale of Registrable Securities by an underwriter or dealer, or (B) the conditions to closing specified in the applicable underwriting agreement are not satisfied by reason of a violation or breach of such underwriting agreement or this Agreement by the Company.

                  (g) Demand Holders holding a Majority of the Registrable Securities held by Demand Holders to be included in a Registration Statement to be filed pursuant to Section 4(a), Section 4(b) or Section 4(c) may, at any time prior to the effective date of the Registration Statement relating to such registration, revoke such request by providing a written notice to the Company revoking such request. The Company shall be deemed to have effected a registration pursuant to Section 4(a) in the case of any such revocation, other than the first such revocation, of an offering initiated by the SCANA Demand Holders, the Company shall be deemed to have effected a registration pursuant to Section 4(b) in the case of any such revocation, other than the first such revocation, of an offering initiated by the Other Demand Holders and the Company shall be deemed to have effected a registration pursuant to Section 4(c) in the case of any such revocation, other than the first such revocation, of an offering initiated by the Shelf Demand Holders, unless the revocation is based on a reasonable determination, made by Demand Holders holding a Majority of the Registrable Securities held by Demand Holders to be included in such Registration Statement, that there has been, since the date of the applicable request pursuant to Section 4(a), Section 4(b) or Section 4(c), a material adverse change in the business, financial condition, results of operations or prospects of the Company, in general market conditions or in market conditions for businesses in its industry generally. If any request for registration is so revoked and the Company shall be deemed not to have effected a registration pursuant to this Section 4, the Demand Holders and other Holders requesting that Registrable Securities be included in such registration shall reimburse the Company for all of its out-of-pocket expenses incurred in the preparation, filing and processing of the related Registration Statement.

                  (h) In connection with any offering covered by a Registration Statement filed pursuant to this Section 4 or any Underwritten Offering pursuant to the Shelf Registration Statement that is initiated by the Holders, if the lead managing underwriter (if the offering shall be an Underwritten Offering) or Demand Holders holding a Majority of the Registrable Securities held by Demand Holders (if the offering shall not be an Underwritten Offering) give written notice to all Holders who have requested to include Registrable Securities in such offering (a "Cutback Notice") that, in its or their reasonable and good faith opinion, the Registrable Securities requested to be included in such offering exceed the number which can be sold in such offering without being likely to have a significant adverse effect on the offering price, timing or distribution of the class of securities offered or the market for the securities offered or for the Common Stock (an "Adverse Offering Effect"), then the Company shall include in such offering only the number of Registrable Securities which, in the good faith opinion of such underwriter or the Demand Holders holding a Majority of the Registrable Securities held by Demand Holders, as the case may be, can be included without having an Adverse Offering Effect. In such event, such offering shall include, before any Company securities proposed to be included therein by the Company or by any other holder thereof (other than the Holders) may be included in such offering: (i) first, the Registrable Securities that the Demand Holders propose to sell (with any reduction in such number being allocated among the Demand Holders pro-rata on an as-converted, as-exercised basis based on the as-converted, as-exercised number of Registrable Securities requested by each Demand Holder to be included in such offering as of the date of delivery of the first Cutback Notice delivered to such Demand Holder in connection with such offering), and (ii) second, the number, if any, of Registrable Securities requested by Holders other than Demand Holders to be included in such offering that, in the reasonable and good faith opinion of such lead managing underwriter or the Demand Holders holding a Majority of the Registrable Securities held by Demand Holders, as applicable, can be sold without having an Adverse Offering Effect or adversely affecting the success of the offering of all the Registrable Securities that each Demand Holder desires to sell for its own account, with such Registrable Securities allocated among such other Holders pro-rata on an as-converted, as-exercised basis based on the as-converted, as-exercised number of Registrable Securities requested by each such other Holder to be included in such offering as of the date of delivery of the first Cutback Notice delivered to such other Holder in connection with such offering).

                  (i) If the Company wishes, or any holder of securities (other than a Holder) has the right, to include shares of Common Stock or other securities in any offering covered by a Registration Statement filed pursuant to this Section 4 or any Underwritten Offering under the Shelf Registration initiated by the Holders in accordance with this Agreement, there shall be included in such offering only that number of shares of Common Stock and other securities, if any, that the lead managing underwriter (if such offering is an Underwritten Offering) or the Demand Holders holding a Majority of the Registrable Securities held by Demand Holders (if such offering is not an Underwritten Offering) shall reasonably and in good faith believe will not adversely affect the offering price, timing or distribution of all of the Registrable Securities that the Holders desire to sell for their own account or otherwise have an Adverse Offering Effect. In such event, the shares of Common Stock and other securities to be included in such offering shall consist of (i) first, all of the Registrable Securities that the Holders propose to sell, (ii) second, the number, if any, of shares of Common Stock or other securities the Company proposes to sell for its own account and the number of shares of Common Stock that the Senior Common Stockholders propose to sell pursuant to the Common Stock Registration Rights Agreement that, in the reasonable and good faith opinion of such lead managing underwriter or the Demand Holders holding a Majority of the Registrable Securities held by Demand Holders, as applicable, can be sold without having an Adverse Offering Effect or adversely affecting the success of the offering of all the Registrable Securities that each Holder desires to sell for its own account, such number to be allocated among the Company and such Senior Common Stockholders in accordance with the provisions of the Common Stock Registration Rights Agreement, and (iii) third, the number, if any, of other shares of Common Stock and other securities requested to be included in such offering that, in the reasonable and good faith opinion of such lead managing underwriter or the Demand Holders holding a Majority of the Registrable Securities held by Demand Holders, as applicable, can be sold without having an Adverse Offering Effect or adversely affecting the success of the offering of all the Registrable Securities and other securities that each Holder or the Company and the Senior Common Stockholders, as the case may be, desire to sell for their own accounts, such other shares of Common Stock and other securities to be allocated among the holders thereof who have requested that their shares and other securities be so included in accordance with the provisions of their registration rights agreements with the Company.

         5. Piggy-Back Registration Rights.

                  (a) If, during the Registration Rights Period, the Company shall propose to file a Registration Statement under the Securities Act relating to the public offering of (i) Common Stock (other than in connection with an Excluded Registration) for the Company's own account or for the account of any holder or holders of Common Stock (including, without limitation, any Holder) pursuant to the exercise of demand registration rights or (ii) Preferred Shares and Warrants that constitute Registrable Securities for the account of any Holder pursuant to Section 4(a) or Section 4(b) (each such holder referred to in the foregoing clauses (i) and (ii), an "Initiating Securityholder"), in each case, on a registration form and in a manner that would permit the registration of Registrable Securities for sale to the public under the Securities Act, the Company shall (x) give written notice at least 15 Business Days prior to the filing thereof to each Holder, specifying the approximate date on which the Company proposes to file such Registration Statement and advising such Holder of its right to have any or all of the Registrable Securities of such Holder included among the securities to be covered thereby, and (y) at the written request of any such Holder given to the Company within 15 Business Days after written notice from the Company has been given to the Holder, include among the securities covered by such Registration Statement the number of Registrable Securities which such Holder (a "Requesting Holder") shall have requested be so included (subject, however, to reduction, in the case of a registration pursuant to Section 4(a), Section 4(b) or Section 4(c), in accordance with Section 4(h) and Section 4(i) or to reduction, in the case of any such other registration described in this Section 5(a), in accordance with Section 5(b)).

                  (b) Each Holder wishing to include Registrable Securities pursuant to Section 5(a) in any offering covered by a Registration Statement filed by the Company, other than an offering covered by a Registration Statement filed pursuant to Section 4(a) or Section 4(b) or an Underwritten Offering pursuant to Section 4(c), shall have the right to include such

Registrable Securities in any such offering only to the extent that the inclusion of such Registrable Securities shall not reduce the number of shares of Common Stock or other securities to be offered and sold therein by the Company, any Initiating Securityholder or any holder of shares of Common Stock subject to registration rights under the Common Stock Registration Rights Agreement that are requested to be included in such Registration Statement (each such holder of shares of Common Stock under the Common Stock Registration Rights Agreement, a "Senior Common Stockholder"). In connection with the inclusion of Registrable Securities pursuant to Section 5(a) in any such offering, if the lead managing underwriter in an Underwritten Offering delivers a Cutback Notice to the Holders, then the Company shall include in such offering, in addition to the securities the Company, any Initiating Securityholders or any Senior Common Stockholder proposes to sell, only the Registrable Securities that, in the reasonable and good faith opinion of such lead managing underwriter, can be included without adversely affecting the offering of all of the securities that the Company, any Initiating Securityholders or any Senior Common Stockholder wishes to sell for its own account, such number of Registrable Securities to be allocated on a pro rata basis among the Holders who have requested that their Registrable Securities be so included based on the as-converted, as-exercised number of Registrable Securities that each Holder thereof has requested to be so included as of the date of delivery of the Cutback Notice to such Holder. No other securities shall be included in such offering except to the extent that, in the reasonable and good faith opinion of such lead managing underwriter, such securities can be included without adversely affecting the offering of all of the Registrable Securities that each of the Holders proposes to sell for its own account in such offering.

                  (c) Nothing in this Section 5 shall create any liability on the part of the Company to any Holder of Registrable Securities if for any reason the Company shall decide not to file, or to delay the filing of, a Registration Statement proposed to be filed under Section 5(a) or to withdraw such Registration Statement subsequent to its filing, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise, provided, however, that the Company shall not be relieved of its obligation hereunder to pay the Registration Expenses in connection with any such filing or proposed filing.

                  (d) Any Holder participating in an Underwritten Offering by the Company for its own account may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriters of such Underwritten Offering shall also be made to and for the benefit of such Holder and that any or all of the conditions precedent to the obligations of such underwriters under the underwriting agreement for such Underwritten Offering shall also be conditions precedent to the obligations of such Holder, in each case to the extent that such agreements and conditions precedent shall reasonably be applicable to selling stockholders in addition to such underwriters.

         6. Selection of Underwriters. In connection with any Underwritten Offering subject to registration rights hereunder, the Company shall have the right to select a lead managing underwriter or underwriters to administer such offering, which lead managing underwriter or underwriters shall be reasonably satisfactory to the Holders holding a Majority of the Registrable Securities to be included in such Registration Statement; provided, however, that the Holders holding a Majority of the Registrable Securities to be included in such Registration Statement shall have the right to select a co-managing underwriter or underwriters for such offering, which co-managing underwriter or underwriters shall be reasonably satisfactory to the Company.

         7. Blackout Periods; Holdback.

                  (a) If the Company determines that the registration and distribution of Registrable Securities (i) would materially impede, delay, interfere with or otherwise adversely affect any pending financing, registration of securities by the Company in a primary offering for its own account, acquisition, corporate reorganization or other significant transaction involving the Company or (ii) would require disclosure of non-public material information that the Company has a bona fide business purpose for preserving as confidential, as determined by the Company's Board of Directors in good faith, the Company shall be entitled to defer the filing or effectiveness of a Registration Statement, or to suspend the use of an effective Registration Statement, for the shortest period of time reasonably required (each such period, a "Blackout Period"); provided that the Company shall not be entitled to obtain deferrals or suspensions under this Section 7(a) for more than an aggregate of 90 days in any 12-month period or under clause (ii) of this Section 7(a) for more than 30 days on any one occasion, on more than two occasions in any 12-month period or for more than an aggregate of 60 days in any 12-month period. The Company shall notify each Holder of the expiration or earlier termination of a Blackout Period and, as soon as reasonably practicable after such expiration or termination, shall amend or supplement any effective Registration Statement to the extent necessary to permit the Holders to resume use thereof in connection with the offer and sale of their Registrable Securities in accordance with applicable law.

                  (b) In the case of an Underwritten Offering of securities of the Company, each Holder agrees, if requested by the lead managing underwriter of such Underwritten Offering, that it shall not, and shall use commercially reasonable efforts to ensure that its Affiliates do not, directly or indirectly, sell, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant or right to purchase, or otherwise dispose of or transfer, or enter into any swap or other agreement or any arrangement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership in, any Registrable Securities or Similar Securities held by such Holder or such Holder's Affiliates during the period beginning seven days before, and ending 90 days (or such shorter period as may be permitted by such lead managing underwriter) after, the effective date of the Registration Statement filed in connection with such registration, except for Registrable Securities included in such registration; provided, however, that the foregoing shall not prohibit any Holder at any time from distributing Registrable Securities to any of its Affiliates, members, partners or other equity holders. If requested by such managing underwriter, each Holder shall enter, and shall use commercially reasonable best efforts to ensure that all Affiliates of such Holder holding Registrable Securities or Similar Securities enter, into a lock-up agreement with the applicable underwriters that is consistent with the agreement in the preceding sentence.

                  (c) Notwithstanding any provision of Section 7(a) or 7(b) to the contrary, the cumulative period of any Blackout Periods pursuant to Section 7(a) and of any holdbacks pursuant to Section 7(b) shall not exceed, in the aggregate, 97 days in any 12-month period.

                  (d) In the case of any Underwritten Offering of Registrable Securities initiated by a Holder pursuant to Section 4, the Company agrees, if requested by the lead managing underwriter of such Underwritten Offering, not to effect (or register for sale) any public sale or distribution of any securities which are Similar Securities for the Company's own account during the period beginning seven days before, and ending 90 days (or such lesser period as may be permitted by such lead managing underwriter) after, the effective date of the Registration Statement filed in connection with such registration, except for securities of the Company to be offered for the Company's account in such Underwritten Offering. Notwithstanding the foregoing, the Company may effect a public sale or distribution of Common Stock and other securities which are Similar Securities for the Company's own account during the period described above (A) pursuant to registrations on Forms S-4 or S-8 or any successor registration forms or (B) as part of any registration of securities for offering and sale to employees, directors or consultants of the Company pursuant to any stock plan or other benefit plan arrangement. The Company agrees to use commercially reasonable best efforts to obtain from each director or executive officer of the Company who holds Similar Securities an agreement not to effect any public sale or distribution of such Similar Securities (other than any sale under Rule 144) for the account of such director or executive officer during any period referred to in this Section 7(d), except as part of any Underwritten Offering contemplated in this Section 7(d).

                  (e) Notwithstanding any provision of Section 7(d) to the contrary, the Company shall not be required to comply with the provisions of
Section 7(d) in connection with more than one Underwritten Offering of Registrable Securities under the Shelf Registration Statement in any 12-month period; provided, however, that the limitations in this Section 7(e) shall not apply to any Underwritten Offering pursuant to a request that is treated as the exercise of a demand registration under Section 4(a) or Section 4(b).

         8. Registration Procedures. In connection with the registration obligations of the Company under Sections 3, 4 and 5, the Company shall:

                  (a) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities on any registration form adopted by the SEC for which the Company then qualifies or which counsel for the Company shall deem appropriate, and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof, and use reasonable best efforts to cause such Registration Statement to become and remain effective;

                  (b) prepare and file with the SEC amendments and post-effective amendments to such Registration Statement and such amendments and supplements to the Prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration or as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or rules and regulations thereunder necessary to keep such Registration Statement effective until the earlier of (i) the date on which the Registrable Securities covered by such Registration Statement cease to be Registrable Securities or have been sold or withdrawn and
(ii) (x) in the case of the Shelf Registration, until the third anniversary of the date of initial effectiveness of the Shelf Registration Statement, plus any Suspension Periods (which shall be added to such three-year period), or (y) in the case of a Registration Statement filed pursuant to Section 4 which does not contemplate an Underwritten Offering, for at least 120 days or (z) in the case of a Registration Statement filed pursuant to Section 4 which contemplates an Underwritten Offering, for at least 120 days plus such longer period (not to exceed 90 days after the 120/th/ day) as, in the opinion of counsel for the underwriter or underwriters of such Underwritten Offering, is required by law for the delivery of a Prospectus in connection with the sale of Registrable Securities by an underwriter or dealer, and cause the Prospectus as so amended and supplemented to be filed pursuant to Rule 424 under the Securities Act, and otherwise use reasonable best efforts to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as is specified in clause (i) or (ii) above, as the case may be;

                  (c) furnish to each Holder of such Registrable Securities such number of copies of such Registration Statement and of each amendment and post-effective amendment thereto, any Prospectus or Prospectus supplement and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder (the Company hereby consenting to the use (subject to the limitations set forth in Section 9(b)) of the Prospectus or any amendment or supplement thereto in connection with such disposition);

                  (d) use reasonable best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Holder shall reasonably request, and to do any and all other acts and things which may be reasonably necessary to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder, except that the Company shall not be required for any such purpose to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 8(d), it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  (e) promptly notify each Holder of any such Registrable Securities covered by such Registration Statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act within the applicable period referred to in Section 8(b), that the Company has become aware that the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (the period during which the Holders are required in such case pursuant to Section 9(b) to refrain from effecting public sales or distributions of Registrable Securities referred to herein as a "Section 8(e) Period"), and prepare and furnish to such Holder, as soon as reasonably practicable, without charge to such Holder, a reasonable number of copies of an amendment to such Registration Statement or supplement to such related Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                  (f) promptly notify each Holder of Registrable Securities covered by such Registration Statement at any time,

                           (i) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed and, with respect to the Registration Statement or any post-effective amendment, when the Registration Statement or such post-effective amendment has become effective;

                           (ii) of the issuance by the SEC of any stop order of which the Company is aware suspending the effectiveness of the Registration Statement or any order preventing the use of a related Prospectus, or the initiation of any proceedings for such purposes; and

                           (iii) of the receipt of the Company of any written notification of the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose;

                  (g) make available to its stockholders, as soon as reasonably practicable, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act, provided that the Company shall be deemed to have complied with this Section 8(g) if it has complied with Rule 158 under the Securities Act;

                  (h) if the registration involves an Underwritten Offering, enter into a customary underwriting agreement and in connection therewith:

                           (i) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in comparable Underwritten Offerings;

                           (ii) use reasonable best efforts to obtain opinions of counsel to the Company (in form, scope and substance reasonably satisfactory to the managing underwriters), addressed to the underwriters, and covering the matters customarily covered in opinions requested in comparable Underwritten Offerings;

                           (iii) use reasonable best efforts to obtain "cold comfort" letters and bring-downs thereof from the Company's independent certified public accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by independent accountants in connection with Underwritten Offerings; and

                           (iv) deliver such documents and certificates as may be reasonably requested by the managing underwriters to evidence compliance with any customary conditions contained in the underwriting agreement;

                  (i) cooperate with the Holders of Registrable Securities covered by such Registration Statement and the managing underwriter or underwriters or agents, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing the securities to be sold under such Registration Statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters or agents, if any, or such Holders may request;

                  (j) if reasonably requested by the managing underwriter or underwriters or a Holder of Registrable Securities being sold in connection with an Underwritten Offering, incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the managing underwriters and the Holders of a Majority of the Registrable Securities being sold agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the principal amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering and make all required filings of such Prospectus supplement or post-effective amendment upon being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

                  (k) in the event of the issuance of any stop order of which the Company is aware suspending the effectiveness of the Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in the Registration Statement for sale in any jurisdiction, use reasonable best efforts to obtain at the earliest practicable time the withdrawal of such stop order or other order (the period between the issuance and withdrawal of any stop order or other order referred to herein as a "Section 8(k) Period");

                  (l) use reasonable best efforts to cause all Conversion Shares, Warrant Shares and Commitment Fee Shares covered by such Registration Statement to be listed on any securities exchange or automated quotation system on which the Common Stock is then listed, if such Conversion Shares, Warrant Shares and Commitment Fee Shares are not already so listed and if such listing is then permitted under the rules of such securities exchange or automated quotation system;

                  (m) in the case of an Underwritten Offering, cause the senior executive officers of the Company to participate in the customary "road show" presentations that may be reasonably requested by the lead managing underwriter in any such Underwritten Offering and otherwise to cooperate with and participate in customary selling efforts related thereto;

                  (n) upon the request of any holder, promptly amend any Shelf Registration Statement or take such other action as may be necessary to deregister, remove or withdraw all or a portion of the Holder's Registrable Securities from a Shelf Registration Statement, as requested by such Holder;

                  (o) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and, unless such Registrable Securities shall be registered in book-entry form, provide the applicable transfer agent and registrar for such Registrable Securities with printed certificates for the Registrable Securities which certificates shall be in a form eligible for deposit with The Depository Trust Company;

                  (p) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

                  (q) make available upon reasonable notice at reasonable times and for reasonable periods for inspection by one representative appointed by the Holders of a Majority of the Registrable Securities covered by the applicable Registration Statement, by any managing underwriter or underwriters participating in any Underwritten Offering to be effected pursuant to such Registration Statement, and by any attorney, accountant or other agent retained by such Holders or any such managing underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available during normal business hours to discuss the business of the Company and to supply all information reasonably requested by any such Holders or managing underwriter or agent thereof in connection with such Registration Statement as shall be necessary to enable such persons to exercise their due diligence responsibility (subject to the entry by each person referred to in this Section 8(q) into customary confidentiality agreements in a form reasonably acceptable to the Company);

                  (r) if requested in writing by Holders holding a Majority of the Registrable Securities included in such Registration Statement, prepare and file with the SEC amendments and post-effective amendments to such Registration Statement and amendments and supplements to the Prospectus used in connection with such Registration Statement as shall be necessary to enable any transferee of Registrable Securities included in such Registration Statement who becomes a Holder under this Agreement to resell such Holder's Registrable Securities pursuant to such Registration Statement, to the extent that such amendments, post-effective amendments and supplements shall be required for such transferee-Holders to be named as selling stockholders in such Registration Statement and Prospectus; and

                  (s) use reasonable best efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

         9. Agreements of Holders.

                  (a) As a condition to the Company's obligation under this Agreement to cause Registrable Securities of any Holder to be included in a Registration Statement, such Holder shall timely provide the Company with all of the information required to be provided in the Registration Statement with respect to such Holder pursuant to Items 507 and 508 of Regulation S-K under the Securities Act or as otherwise may reasonably be required by the Company in connection with the Registration Statement.

                  (b) Each Holder shall comply with the prospectus delivery requirements of the Securities Act in connection with the offer and sale of Registrable Securities made by such Holder pursuant to any Registration Statement. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 8(e) or Section 8(k), each Holder of Registrable Securities shall forthwith discontinue the disposition of Registrable Securities pursuant to the Prospectus or Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 8(e) or the withdrawal of any stop order or other order referred to in Section 8(k), and, if so directed by the Company, shall deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice.

                  (c) Each Holder shall effect all sales and distributions of such Holder's Registrable Securities made pursuant to the Shelf Registration Statement in a manner consistent with the terms of the Plan of Distribution.

                  (d) To the extent required by the Securities Act or rules or regulations thereunder, as reasonably determined by the Company, a Holder shall consent to disclosure in any Registration Statement to the effect that such Holder is or may be deemed to be an underwriter for purposes of the Securities Act in connection with the offering of Registrable Securities of such Holder included in such Registration Statement.

                  (e) Each Holder shall comply, and shall use commercially reasonable efforts to cause its Affiliates to comply, with Regulation M under the Exchange Act in connection with the offer and sale of Registrable Securities made by such Holder pursuant to any Registration Statement. Each Holder shall provide the Company with such information about such Holder's offer and sale of Registrable Securities pursuant to any Registration Statement as the Company shall reasonably require to enable the Company and its Affiliates to comply with Regulation M under the Exchange Act in connection with any such offer and sale.

         10. Registration Expenses. The Company shall pay all Registration Expenses in connection with all registrations pursuant to this Agreement to the extent provided herein. In connection with all such registrations, each Holder shall pay all underwriting discounts and fees, brokerage and sales commissions, and transfer and documentary stamp taxes, if any, relating to the sale or disposition of such Holder's Registrable Securities pursuant to the Registration Statement, and, except as provided in clause (vii) of the definition of Registration Expenses, all fees and expenses of counsel to such Holder.

         11. Indemnification; Contribution.

                  (a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Holder in any offering or sale of Registrable Securities, each Person, if any, who participates as an underwriter in any offering and sale of Registrable Securities, and each Person, if any, who controls such Holder or such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and their respective directors, trustees, officers, partners, agents, employees and affiliates against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees, disbursements and expenses, as incurred, and any amounts paid in any settlement effected with the Company's consent, which consent shall not be unreasonably withheld or delayed) (collectively, "Losses") incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation arising out of or based upon: (i) any untrue or alleged untrue statement of a material fact contained in, or any omission or alleged omission of a material fact required to be stated in, the Registration Statement, Prospectus or preliminary

Prospectus or any amendment or supplement to any of the foregoing or necessary to make the statements therein (in the case of a Prospectus or a preliminary Prospectus, in the light of the circumstances then existing) not misleading, except in each case insofar as such statements or omissions arise out of or are based upon (A) any such untrue statement or alleged untrue statement or omission or alleged omission made in reliance on and in conformity with information with respect to such Holder furnished in writing to the Company by such Holder or its counsel expressly for use therein, (B) the use of any Prospectus after such time as the obligation of the Company to keep effective the Registration Statement of which such Prospectus forms a part has expired or (C) the use of any Prospectus after such time as the Company has advised the Holders that the filing of an amendment or supplement thereto is required, except such Prospectus as so amended or supplemented; or (ii) any violation by the Company of any other federal or state securities laws or regulations applicable to the Company and relating to action required of or inaction by the Company in connection with any such registration. Notwithstanding the foregoing provisions of this Section 11(a), the Company shall not be liable to any such Holder or underwriter or to any other indemnified party under the indemnity agreement in this Section 11(a) for any Losses that arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Prospectus if either (i) (A) such Holder or underwriter failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registrable Securities by such Holder or underwriter to the Person asserting the claim from which such Losses arise and (B) the Prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission, or (ii) (x) such untrue statement or alleged untrue statement or omission or alleged omission is corrected in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented as required hereunder, such Holder or underwriter thereafter fails to deliver such Prospectus, as so amended or supplemented, with or prior to the delivery of written confirmation of the sale of Registrable Securities by such Holder or underwriter to the Person asserting the claim from which such Losses arise. Such rights to indemnity and reimbursement of expenses shall survive the transfer of the Registrable Securities by such indemnified party.

                  (b) In connection with any Registration Statement filed pursuant hereto, each Holder of Registrable Securities to be covered thereby shall, severally and not jointly with any other Holders, indemnify and hold harmless, to the fullest extent permitted by law, the Company, each Person, if any, who participates as an underwriter in any offering and sale of Registrable Securities and each Person, if any, who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act or

Section 20 of the Exchange Act, and their respective directors, trustees, officers, partners, agents, employees and affiliates, against all Losses incurred by such party pursuant to any actual action, suit, proceeding or investigation arising out of or based upon any untrue or alleged untrue statement of a material fact contained in, or any omission or alleged omission of a material fact required to be stated in, the Registration Statement, Prospectus or preliminary Prospectus or any amendment or supplement to any of the foregoing or necessary to make the statements therein (in case of a Prospectus or preliminary Prospectus, in the light of the circumstances then existing) not misleading, but only to the extent that any such untrue statement or omission is made in reliance on and in conformity with information with respect to such Holder furnished in writing to the Company by such Holder or its counsel specifically for use therein; provided, however, that no Holder shall be required to indemnify the Company or any other indemnified party under this
Section 11(b) with respect to any amount in excess of the amount of the total net proceeds received by such Holder from sales of the Registrable Securities of such Holder under such Registration Statement.

                  (c) Any Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such indemnified party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such indemnified party may claim indemnification or contribution pursuant to this Agreement, provided that failure to give such notification shall not affect the obligations of the indemnifying party pursuant to this Section 11 except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation, unless in the reasonable judgment of any indemnified party, based on the written opinion of counsel, a conflict of interest is likely to exist between the indemnifying party and such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall not be liable for the fees and expenses of (i) more than one counsel for all Holders of Registrable Securities who are indemnified parties, selected by the Holders of a Majority of the Registrable Securities who are indemnified parties (which selection shall be reasonably satisfactory to the Company), (ii) more than one counsel for the underwriters in an Underwritten Offering or (iii) more than one counsel for the Company, in each case in connection with any one action or separate but similar or related actions. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, based on the written opinion of counsel, a conflict of interest is likely to exist between an indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel, provided that the indemnifying party shall not be liable for the fees and expenses of (i) more than one counsel for all Holders of Registrable Securities who are indemnified parties, selected by the Holders of a Majority of the Registrable Securities who are indemnified parties (which selection shall be reasonably satisfactory to the Company), (ii) more than one counsel for the underwriters in an Underwritten Offering or (iii) more than one counsel for the Company, in each case in connection with any one action or separate but similar or related actions. No indemnifying party, in defense of any such action, suit, proceeding or investigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or entry into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such action, suit, proceeding or investigation to the extent such liability is covered by the indemnity obligations set forth in this Section 11. No indemnified party shall consent to entry of any judgment or entry into any settlement without the consent of each indemnifying party.

                  (d) If the indemnification from the indemnifying party provided for in this Section 11 is unavailable to an indemnified party hereunder in respect to any Losses, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that no Holder shall be required to contribute any amount in excess of the amount of the total net proceeds received by such Holder from sales of the Registrable Securities of the Holder under the applicable Registration Statement. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in
Section 11(c), any legal or other fees and expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The parties agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the consideration referred to in this Section 11(d). If indemnification is available under this Section 11, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 11(a) or 11(b), as the case may be, without regard to the relative fault of such indemnifying parties or indemnified party or any other equitable consideration provided for in this Section 11(d).

                  (e) The provisions of this Section 11 shall be in addition to any liability which any indemnifying party may have to any indemnified party and shall survive the termination of this Agreement.

                  (f) The indemnification and contribution required by this
Section 11 shall be made by periodic payments of the amount thereof during the course of any action, suit, proceeding or investigation, as and when invoices are received or Losses are incurred.

         12. Participation in Underwritten Offerings. No Holder of Registrable Securities may participate in any Underwritten Offering pursuant to this Agreement unless such Holder (i) agrees to sell such Holder's Registrable Securities on the basis provided in any underwriting arrangements approved by the Company, which approval shall not be unreasonably withheld or delayed, and
(ii) completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

         13. Reports Under the Exchange Act. For so long as any Registrable Securities remain outstanding, the Company shall use best efforts to file with the SEC in a timely manner all reports required to be filed by the Company pursuant to Section 13 or 15(d) of the Exchange Act and shall furnish to any Holder, upon request by such Holder, a written statement by the Company as to whether it has complied with the current public information requirements of Rule 144(c) under the Securities Act.

         14. No Inconsistent Agreements. The Company is not currently a party to, and after the date hereof shall not enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities by this Agreement. The Holders agree for purposes of this Section 14 that the Common Stock Registration Rights Agreement, if executed in substantially the form of the draft of such agreement attached hereto as Exhibit B, shall not be inconsistent with the rights of the Holders hereunder.

         15. Assignment of Registration Rights. The right to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned (but only with all related obligations hereunder) by any Holder in connection with a transfer of such Registrable Securities to any transferee who, after such transfer, holds at least 5% of the then-outstanding Registrable Securities (calculated on an as-converted, as exercised basis as set forth in the definition of Majority of the Registrable Securities); provided that, as a condition to the effectiveness of such assignment, such transferee shall be required to execute a counterpart of this Agreement. Upon such transferee's execution of such counterpart, such transferee shall be deemed to be a Holder for all purposes of this Agreement and shall be entitled to the benefits of, and shall be subject to the restrictions contained in, this Agreement as a Holder hereunder to the same extent as if such transferee had originally been included in the definition of a Holder and had originally been a party hereto.

         16. Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto, any Holder and any successor, permitted assign, heir and legal representative thereof; provided, however, that, except as provided in Section 14, this Agreement and the provisions of this Agreement that are for the benefit of the Holders shall not be assignable by any Holder, and any such purported assignment shall be null and void. Except to the extent provided in Section 11, nothing in this Agreement, expressed or implied, is intended to confer upon any Person other than the Company, the Holders and their respective successors, permitted assigns, heirs and legal representatives any rights, remedies, obligations or liabilities under or by reason of this Agreement. No purchaser of Common Stock from a Holder shall be deemed to be a successor or assignee of such Holder merely by reason of such purchase.

         17. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof (each such amendment, modification, supplement, waiver or consent, an "Amendment") may not be given, unless the Company has obtained the written consent thereto of Holders of a Majority of the Registrable Securities; provided that if any Amendment would materially and adversely affect any Holder disproportionately relative to any other Holder or Holders, then such Amendment shall also require the written consent of Holders holding a Majority of the Registrable Securities held by all Holders so disproportionately affected. Notwithstanding the foregoing, an Amendment with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being included in a Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities shall be effective if consented to by Holders of at least a Majority of the Registrable Securities being included in such Registration Statement; provided that the provisions of this sentence may not be amended, modified or supplemented, nor may waivers or departures from the provisions thereof be given, except in accordance with the provisions of the immediately preceding sentence. Each Holder of Registrable Securities outstanding at the time of any such Amendment thereafter shall be bound by any such Amendment effected pursuant to this Section 17, whether or not any notice, writing or marking indicating such Amendment appears on the Registrable Securities or is delivered to such Holder.

         18. Notices; Designated Representative. All notices, demands, requests, consents or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (i) delivered personally to the recipient, (ii) sent by confirmed facsimile or confirmed electronic mail transmission before 5:00 p.m. New York City time on a Business Day, and otherwise on the next Business Day, or
(iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands, requests, consents and other communications shall be sent (i) if to the Company, to ITC^DeltaCom, Inc., 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attention: General Counsel, telecopy no.: (256) 382-3936, or to such other address as the Company shall designate in writing to the Holders from time to time, and (ii) if to any Holder, to such Holder at the address of such Holder set forth on the signature pages hereto, or to such other address of any Holder as such Holder shall designate in writing to the Company from time to time. The designated representative of the Company shall initially be its General Counsel or such other person as the Company shall designate in writing to the Holders from time to time.

         19. Headings. The headings contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.

         20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

         21. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK FOR ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY ACTION OR PROCEEDING RELATING THERETO EXCEPT IN SUCH COURTS), AND FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO ITS RESPECTIVE ADDRESS SET FORTH IN SECTION 18 SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION OR PROCEEDING BROUGHT AGAINST IT IN ANY SUCH COURT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

         22. Termination. This Agreement shall terminate with respect to any Holder upon the earlier to occur of (i) the expiration of the Registration Rights Period or (ii) the date on which such Holder no longer holds any Registrable Securities, except for any liabilities or obligations under Sections 10 and 11, which shall remain in effect in accordance with their terms. No termination of any provision of this Agreement shall relieve any party of any liability for any breach of such provision occurring prior to such termination.

         23. Entire Agreement. This Agreement is intended by the parties to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Plan, the Purchase Agreements and in the instruments authorizing or evidencing the Preferred Shares and the

Warrants, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement.

         24. Specific Performance. Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for any other parties' failure to perform their obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, to the extent permitted by applicable law, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure, without bond or other security being required.

         25. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

                            [Signature pages follow]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth in the first paragraph hereof.

                                    COMPANY:

                                   ITC/\DELTACOM, INC.


                                   By: s/
                                      --------------------------------
                                   Name:
                                        --------------------------------
                                   Title:
                                         -----------------------------



                                    HOLDERS:

                                  SCANA COMMUNICATIONS  HOLDINGS, INC.

                                   By: s/
                                      --------------------------------
                                   Name:
                                        ---------------------------------------
                                   Title:
                                         -----------------------------

                                   Address for Notices:

                                       BRINDLEE CAPITAL LLC

                                       By: s/
                                          --------------------------------
                                       Name:
                                            -------------------------------
                                       Title:
                                             -----------------------------

                                       Address for Notices:





                                       BROWN INVESTMENT
                                         PARTNERS, L.P.

                                       By: s/
                                          --------------------------------
                                       Name:
                                            -------------------------------
                                       Title:
                                             -----------------------------

                                       Address for Notices:





                             THE BURTON PARTNERSHIP,
                               LIMITED PARTNERSHIP

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:

                             THE BURTON PARTNERSHIP
                              (QP), L.P.

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:





                               s/
                              Ellen L. Collins

                              Address for Notices:





                               s/
                              --------------------------------------------
                              Henry E. Crosby, Jr.

                              Address for Notices:





                              CT COMMUNICATIONS
                              NORTHEAST, INC.

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:

                               s/
                              Kelly M. Hawk

                              Address for Notices:





                               s/
                              Carroll Lanier Hodges

                              Address for Notices:





                             CAMPBELL B, LANIER, III
                           CHARITABLE REMAINDER TRUST

                             By: s/
                                --------------------------------
                             Name:
                                  ---------------------------------------
                             Title:
                                   -----------------------------

                             Address for Notices:

                              s/
                             Campbell B. Lanier, IV

                             Address for Notices:





                              1997 TRUST FBO CAMPBELL B. LANIER, IV

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:




                              1999 TRUST FBO CAMPBELL B. LANIER, IV

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:

                            s/
                           David Gaines Lanier

                           Address for Notices:





                             s/
                             Elizabeth Walker Lanier

                             Address for Notices:





                              s/
                             James Smith Lanier II

                             Address for Notices:





                               s/

                              By: s/
                                 --------------------------------
                              Name:
                                   ---------------------------------------
                              Title:
                                    -----------------------------

                              Address for Notices:

                             s/
                            John T. Lanier

                            Address for Notices:





                             s/
                            Elizabeth L. Lester

                            Address for Notices:





                             s/
                            Foster McDonald

                            Address for Notices:





                             s/
                            Wesley L. McDonald

                            Address for Notices:

                          NORTH STATE TELEPHONE
                          COMPANY

                          By: s/
                             --------------------------------
                          Name:
                               ---------------------------------------
                          Title:
                                -----------------------------

                          Address for Notices:





                          s/
                         --------------------------------------------
                         William H. Scott, III

                         Address for Notices:





                          s/
                         Douglas A. Shumate

                         Address for Notices:

                      UBS WARBURG LLC

                      By: s/
                         --------------------------------
                      Name:
                           ---------------------------------------
                      Title:
                            -----------------------------

                      Address for Notices:

                              PLAN OF DISTRIBUTION

         Securities may be sold or distributed from time to time by the selling stockholders named in this prospectus and, to the extent permitted by their registration rights agreement with the Company, by their donees or transferees and their other successors in interest. The selling stockholders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of securities, whether the purchase is to be made directly or through agents.

         The selling stockholders may offer their securities at various times in one or more of the following transactions:

                  . in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

                  . in transactions involving cross or block trades or otherwise on the Nasdaq National Market or any national securities exchange on which the Common Stock is listed;

                  . in transactions "at the market" to or through market makers in the common stock or into an existing market for the common stock;

                  . in other ways not involving market makers or established trading markets, including direct sales of the securities to purchasers or sales of the securities effected through agents;

                  . through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

                  . in privately negotiated transactions; or

                  . in a combination of any of the foregoing transactions.

                  The selling stockholders also may sell their securities in accordance with Rule 144 under the Securities Act.

         From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the securities owned by them. If the selling stockholders default in performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time by this prospectus. The selling stockholders also may transfer and donate securities in other circumstances. The amount of securities beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their securities or default in performing obligations secured by their securities. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

         A selling stockholder may enter into hedging transactions with broker-dealers. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of securities to the broker-dealers, who may then resell or otherwise transfer such securities. In addition, a selling stockholder may loan or pledge securities to a broker-dealer, which may sell the loaned securities or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged securities.

         The selling stockholders may use brokers, dealers, underwriters or agents to sell their securities. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the securities of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation.

         If a selling stockholder sells securities in an underwritten offering, the underwriters may acquire the securities for their own account and resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the securities specified in the supplement if they purchase any of the securities.

         We have informed the selling stockholders that during such time as they may be engaged in a distribution of the securities, they are required to comply with Regulation M under the Securities Exchange Act. With exceptions, Regulation M prohibits any selling stockholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

         This offering by any selling stockholder will terminate on the date specified in the selling stockholder's registration rights agreement with the Company, or, if earlier, on the date on which the selling stockholder has sold all of such selling stockholder's securities.

                                                                 EXHIBIT H

               LETTER AGREEMENT RE NOTICE OF SHAREHOLDER MEETINGS


October 29, 2002

BY TELECOPY AND FEDERAL EXPRESS
SCANA Communications Holdings, Inc.
1426 Main Street
Columbia, South Carolina  29201
Attention:  General Counsel
Telecopy No.:  (803) 217-9336


Re:      ITC^DeltaCom, Inc. (the "Company") - Notice of Annual Meetings

Gentlemen:

         We refer to Section 7.2(a) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, as filed by the Company with the Secretary of State of the State of Delaware on the date hereof (the "Series A Certificate of Designation"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Series A Certificate of Designation.

         For so long as (1) SCANA Corporation or any subsidiary of SCANA Corporation is a Holder of the Series A Preferred Stock and (2) the Holders of the Series A Preferred Stock are entitled to elect at least one director to serve on the Board of Directors pursuant to Section 7.2(a) of the Series A Certificate of Designation, the Company hereby undertakes to provide you, in connection with any annual meeting at which the Company's stockholders will be entitled to vote for the election of directors, with at least 30 days notice prior to the last date on which Holders would be entitled to nominate an individual for election to the Board of Directors at such annual meeting in accordance with the Company's bylaws.


                             Very truly yours,

                             ITC^DeltaCom, Inc.


                              s/
                             J. Thomas Mullis
                             Senior Vice President-
                              Legal and Regulatory